UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 22, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Fourth Quarter 2018 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Fourth quarter 2018 report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
10	Group performance

2.	UBS business divisions and Corporate Center
20	Global Wealth Management
23	Personal & Corporate Banking
27	Asset Management
30	Investment Bank
33	Corporate Center

3.	Risk, treasury and capital management
42	Risk management and control
47	Balance sheet, liquidity and funding management
49	Capital management

4.	Consolidated financial information
62	UBS Group AG interim consolidated financial information (unaudited)
75	UBS AG interim consolidated financial information (unaudited)

Appendix

80	Abbreviations frequently used in our financial reports
82	Information sources
83	Cautionary statement

Publication of the Annual Report 2018:                               Friday, 15 March 2019
Publication of the first quarter 2019 report:                          Thursday, 25 April 2019
Annual General Meeting 2019:                                           Thursday, 2 May 2019
Publication of the second quarter 2019 report:                     Tuesday, 23 July 2019
Publication of the third quarter 2019 report:                         Tuesday, 22 October 2019

Corporate calendar UBS AG*

Publication of the Annual Report 2018:                               Friday, 15 March 2019

*Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
https://www-us.computershare.com/ investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
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TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Fourth quarter 2018 report

Our key figures

	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Group results
Operating income	6,972	7,428	7,207	30,213	29,622
Operating expenses	6,110	5,724	6,362	23,840	24,272
Operating profit / (loss) before tax	862	1,704	845	6,373	5,351
Net profit / (loss) attributable to shareholders	696	1,253	(2,417)	4,897	969
Diluted earnings per share (USD)[1]	0.18	0.33	(0.65)	1.27	0.25

Key performance indicators[2]
Profitability and growth
Return on tangible equity (%)	6.2	11.2	(20.3)	10.8	2.2
Adjusted return on tangible equity excluding deferred tax expense / benefit and deferred tax assets (%)	4.9	15.8	8.3	13.8	13.7
Cost / income ratio (%)	87.0	77.0	87.2	78.6	81.6
Adjusted cost / income ratio (%)[3]	86.6	75.9	83.6	78.2	78.2
Net profit growth (%)		27.6		405.3	(71.1)
Resources
Common equity tier 1 capital ratio (%)[4]	13.1	13.5	13.8	13.1	13.8
Common equity tier 1 leverage ratio (%)[4]	3.81	3.80	3.69	3.81	3.69
Going concern leverage ratio (%)[4]	5.2	5.0	4.7	5.2	4.7

Additional information
Profitability
Return on equity (%)	5.3	9.7	(18.0)	9.3	1.8
Return on risk-weighted assets, gross (%)[5]	10.8	11.6	11.9	11.8	12.6
Return on leverage ratio denominator, gross (%)[5]	3.1	3.3	3.2	3.3	3.3
Resources
Total assets	958,489	950,192	939,279	958,489	939,279
Equity attributable to shareholders	53,309	52,094	52,495	53,309	52,495
Common equity tier 1 capital[4]	34,501	34,816	33,516	34,501	33,516
Risk-weighted assets[4]	263,747	257,041	243,636	263,747	243,636
Going concern capital ratio (%)[4]	17.7	17.9	17.6	17.7	17.6
Total loss-absorbing capacity ratio (%)[4]	31.9	31.8	33.0	31.9	33.0
Leverage ratio denominator[4]	904,598	915,066	909,032	904,598	909,032
Total loss-absorbing capacity leverage ratio (%)[4]	9.3	8.9	8.8	9.3	8.8
Liquidity coverage ratio (%)[6]	136	135	143	136	143
Other
Invested assets (USD billion)[7]	3,101	3,330	3,262	3,101	3,262
Personnel (full-time equivalents)	66,888	65,556	61,253	66,888	61,253
Market capitalization[8]	47,978	60,890	70,912	47,978	70,912
Total book value per share (USD)[8]	14.45	13.98	14.11	14.45	14.11
Total book value per share (CHF)[8,9]	14.21	13.72	13.75	14.21	13.75
Tangible book value per share (USD)[8]	12.65	12.25	12.34	12.65	12.34
Tangible book value per share (CHF)[8,9]	12.44	12.02	12.03	12.44	12.03

1 Refer to “Earnings per share (EPS) and shares outstanding” in the “Consolidated financial information” section of this report for more information.    2 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    3 Calculated as adjusted operating expenses / adjusted operating income before credit loss (expense) or recovery.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    6 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    7 Includes invested assets for Personal & Corporate Banking.    8 Refer to “UBS shares” in the “Capital management” section of this report for more information.    9 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.

Changes to our functional and presentation currencies

Effective from 1 October 2018, the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland changed from Swiss francs to US dollars and that of UBS AG’s London Branch from British pounds to US dollars, in compliance with the requirements of International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates. The presentation currency of UBS Group AG’s consolidated financial information, beginning with this fourth quarter 2018 report, has changed from Swiss francs to US dollars to align with the functional currency changes of significant group entities. Prior periods have been restated for this change in presentation currency. Assets, liabilities and total equity were converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
 “Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Changes to our functional and presentation currencies

As a consequence of many legal entity structural changes over recent years – notably the transfer of our Personal & Corporate Banking and Global Wealth Management businesses booked in Switzerland from UBS AG to UBS Switzerland AG and the creation of UBS Business Solutions AG, which houses a significant portion of the employees and associated costs that were previously held in UBS AG’s Head Office in Switzerland and UBS AG’s London branch – there is now a concentration of US dollar-influenced and -managed business activities in UBS AG’s Head Office in Switzerland and UBS AG’s London Branch. In addition, from the fourth quarter of 2018, for risk management purposes we adopted the US dollar as our risk neutral currency and have adjusted our structural risk positions accordingly. As a result of these changes, effective from 1 October 2018, the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland changed from Swiss francs to US dollars and that of UBS AG’s London Branch from British pounds to US dollars, in compliance with the requirements of International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates.

The presentation currency of UBS Group AG’s consolidated financial information, beginning with this fourth quarter report, has changed from Swiss francs to US dollars to align with the functional currency changes of significant group entities. Prior periods have been restated for this presentation currency change. Assets, liabilities and total equity were converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods. Additionally, Other income was restated to reflect releases of foreign currency translation (FCT) gains or losses from Other comprehensive income (OCI) to the income statement when calculated under US dollars as the presentation currency. The effect of such restatements for the first nine months of 2018 and full year 2017 was not material to these periods. The restatement of FCT balances in OCI will be provided in the Annual Report 2018, which will be published in March 2019. We did not restate our Basel III capital information due to immateriality.

We will continue to publish select financial and regulatory information in Swiss francs as part of our quarterly and annual reporting at www.ubs.com/investors. Business division results of Personal & Corporate Banking are presented in both Swiss francs and US dollars, and its management’s discussion and analysis is provided in Swiss francs, as its business activities are mainly managed in Swiss francs.

We expect that these functional and presentation currency changes, together with the related changes to our risk management framework and certain hedging programs, should increase our reporting Group operating income by approximately USD 300 million based on market implied forwards.

Regulatory and legal developments

TBTF framework in Switzerland

In November 2018, the Swiss Federal Council adopted a revision of the Capital Adequacy Ordinance (CAO), which featured the following elements: (i) gone concern capital requirements for the three Swiss domestic systemically important banks are set at 40% of the going concern capital requirements already in force; (ii) introduction of a risk-weighting approach for the treatment of systemically important banks’ participations in their subsidiaries; (iii) group entities that provide services necessary for the continuation of a bank’s business processes, including UBS Business Solutions AG, will now be subject to consolidated supervision by the Swiss Financial Market Supervisory Authority (FINMA).

The Federal Council is expected to initiate a separate consultation in the first half of 2019 regarding potential revisions to the gone concern capital requirements for the two Swiss global systemically important banks, including UBS.

Separately, in December 2018 the Swiss parliament approved changes to the tax treatment of too big to fail (TBTF) instruments issued by the holding companies of Swiss systemically important banks. The related new law aims to eliminate the additional tax burden imposed on systemically important banks as a result of required issuances of TBTF instruments at the holding company level.

Once the change is effective, we will issue new loss-absorbing additional tier 1 (AT1) capital instruments and total loss-absorbing capacity (TLAC) eligible senior unsecured debt directly out of UBS Group AG. At that point, we also expect UBS Group AG to assume outstanding capital and debt instruments previously issued by UBS Group Funding (Switzerland) AG as a means to manage the aforementioned tax burden.

NSFR implementation in Switzerland

In November 2018, the Swiss Federal Council announced that it would consider finalization of the net stable funding ratio (NSFR) requirement at the end of 2019. The NSFR requirement as originally proposed in 2017 could result in a significant increase in long-term funding requirements on a legal entity level.

Adjustments to the market risk framework

The Basel Committee has issued final revisions of the market risk framework. The revisions include adjustments to the risk sensitivity of the standardized approach, the calibration of certain elements of the framework and adjustments of the internal models approach. The revised standard comes into effect on 1 January 2022 along with the overall revised Basel III capital framework.

Basel Committee developments on the leverage ratio

The Basel Committee on Banking Supervision (BCBS) consulted on a targeted and limited revision of the leverage ratio’s treatment of client cleared derivatives, outlining three options, two of which would recognize initial margin offset and could lead to a reduction of the Group Leverage Ratio Denominator (LRD) compared with Basel III requirements. The BCBS is also consulting on additional leverage ratio disclosure requirements to address leverage ratio window-dressing concerns, with proposed implementation no later than 1 January 2022.

Consultation on ordinance specifying FinSA

In October 2018, the Swiss government initiated a consultation on, among other items, the proposed Financial Services Ordinance (FinSO), which would specify the details of the Financial Services Act (FinSA).The act will come into force on 1 January 2020, as would the ordinances.

FinSO, together with FinSA and the Financial Institutions Act (FinIA), would introduce new investor protection rules, including significantly enhanced information and documentation requirements. We have begun preparing for implementation of the new rules.

Proposed BEAT regulations issued

In December 2018, the US Department of Treasury issued proposed regulations in connection with the base erosion and anti-abuse tax (BEAT), which was introduced into law as part of the Tax Cuts and Jobs Act in December 2017. BEAT is calculated on modified taxable income that includes otherwise tax-deductible payments made by a US taxpayer to non-US related parties. BEAT applies in a given year when it is higher than the regular federal corporate tax for that same year. The proposed regulations clarify that payments made by a US entity to a non-US related party are not subject to BEAT provided the income from such payments is either taxable in the hands of the non-US related party as US effectively connected income or the income relates to TLAC instruments. Consistent with our previous guidance, and taking the proposed regulations into account, we do not expect to incur material BEAT expenses for the foreseeable future.

EU equivalence for Swiss trading venues

In December 2018, the European Commission (EC) extended its equivalence decision for Swiss trading venues by six months, until the end of June 2019. The EC has stated that any further extension of its equivalence decision will be contingent upon the Federal Council’s endorsement of a framework agreement.

If the EC does not extend recognition of Switzerland’s trading venues beyond June 2019, the Swiss contingency measure would come into effect, which would introduce a new Swiss standard recognizing non-EU foreign trading venues that admit Swiss shares to trading, but disallowing trading in Swiss shares on EU trading venues. We would then be required to significantly alter our trading arrangements, a circumstance for which we have appropriately prepared. We expect that EU trading venues would comply with the Swiss measure, resulting in a shift of liquidity in shares issued in Switzerland from EU trading venues to Swiss trading venues.

UK withdrawal from the EU

We continue to prepare for the UK withdrawal from the EU in the expectation that the UK will leave the EU at the end of March 2019. Our plans are intended to ensure that we can continue to serve our clients (including in the event the UK leaves the EU without a binding withdrawal agreement).

As the expected effective date of the UK’s exit approaches, it appears increasingly likely that any transition arrangements may be significantly limited in scope and may only be agreed upon close to the exit date, if at all.

We expect to complete the previously announced combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE on 1 March 2019, or shortly thereafter. Clients and other counterparties of UBS Limited who can be serviced by UBS AG’s London Branch were generally migrated to UBS AG’s London Branch in the fourth quarter of 2018.

The EC has adopted an equivalence decision that will permit UK authorized central counterparties (CCPs) to continue to provide clearing services in the EU for one year in a no-deal scenario. This would allow us to maintain derivatives exposures to UK CCPs in UBS Europe SE after the business transfer and merger.

We may vary our plans depending on developments and evolving regulatory requirements.

Developments related to the transition away from IBORs

In December 2018, FINMA issued guidance on risks related to a potential replacement of the interbank offered rates (IBORs), outlining legal and valuation risks as well as risks related to operational readiness for supervised institutions. FINMA will discuss risks with supervised institutions and, from January 2019 onwards, will contact those that are particularly affected, to assess how risks related to a possible replacement of IBORs are identified, mitigated and monitored.

We have a substantial number of contracts linked to IBORs. The new risk-free Alternative Reference Rates do not provide a term structure, which will require a change in the contractual terms of products currently indexed on terms other than overnight. We have established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition.

Recent developments

Other developments

Increase of stake in and consolidation of UBS Securities China

In December 2018, we increased our shareholding in UBS Securities Co. Limited (UBSS) from 24.99% to 51% by completing a share purchase from existing shareholders. As a result we have consolidated UBSS in our financial statements under International Financial Reporting Standards (IFRS) and for regulatory capital purposes.

Through the acquisition and subsequent consolidation, we remeasured our former 24.99% holding at fair value, resulting in a pre-tax loss of USD 270 million recognized in Other income. The remeasurement loss is treated as an adjusting item and recognized within Corporate Center – Services. Common equity tier 1 (CET1) capital is not materially affected as the loss is offset by the release of a capital deduction for goodwill related to the former holding.

Worldline’s acquisition of SIX Payment Services

On 30 November 2018, SIX and Worldline entered into a strategic partnership in the cards business under which SIX transferred its existing cards business to Worldline and received a 27% stake in Worldline.

In the income statement we recognized a gain of USD 460 million based on Worldline’s share price at the closing date in proportion to our 17.31% equity ownership in SIX. The gain, of which 78% is reflected in Personal & Corporate Banking and 22% in Global Wealth Management, is treated as an adjusting item. Two thirds of the gain has been recognized in CET1 capital.

IFRS 16, Leases

We have adopted IFRS 16, Leases, as of 1 January 2019, fundamentally changing how we account for operating leases when acting as a lessee. Upon adoption, assets and liabilities will increase by approximately USD 3.5 billion, with a corresponding increase in risk-weighted assets (RWA) and leverage ratio denominator (LRD). As permitted by IFRS 16, we elected not to restate prior period information.

Changes to performance targets,
allocations and in segment reporting in the first quarter of 2019

Changes to our performance targets

At our 2018 Investor Update we announced changes to our annual performance targets, ambitions and capital and resource guidelines effective in 2019.

The table on the next page shows these for the Group and the business divisions. Our updated targets and ambitions take into account the effects of the changes in Corporate Center allocations, equity attribution and Corporate Center segment reporting. Performance targets and ambitions exclude, where applicable, items that management believes are not representative of the underlying performance of our businesses, such as restructuring-related charges and gains and losses on sales of businesses and real estate. The performance targets assume constant foreign currency translation rates unless indicated otherwise.

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align Group and divisional performance, we are adjusting our methodology for the allocation of Corporate Center – Services funding costs and expenses to the business divisions.

At the same time, we are updating our funds transfer pricing (FTP) framework to better reflect the sources and usage of funding.

Together, these changes will increase the business divisions’ adjusted cost / income ratios by approximately 2 percentage points and result in an increase of approximately USD 0.7 billion in Corporate Center operating profit / (loss) before tax, offset by higher expense allocations to the business divisions.

We will retain in Corporate Center funding costs for deferred tax assets, costs relating to our legal entity transformation program and other costs not attributable to or representative of the performance of the business divisions.

Alongside the update to allocations and our FTP framework, we are increasing the allocation of balance sheet resources from Corporate Center to the business divisions. For 2018, this will result in approximately USD 26 billion of additional risk-weighted assets (RWA) and approximately USD 100 billion of additional leverage ratio denominator (LRD) allocated from Corporate Center to the business divisions, consisting of:

–   approximately USD 9 billion additional RWA and LRD associated with property, equipment and software, which will be allocated from Corporate Center – Services to business divisions;

–   approximately USD 14 billion of operational risk RWA previously allocated to Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM); and

–   incremental RWA of approximately USD 3 billion and LRD of approximately USD 90 billion moved from Corporate Center – Group ALM to the business divisions, due to an increase in the allocation of high-quality liquid assets (HQLA) to the business divisions, reflecting the HQLA levels we expect to maintain, as well as the allocation of certain other assets centrally managed on behalf of the business divisions.

Recent developments

In addition to these changes and upon adoption of IFRS 16, Leases, as of 1 January 2019, we intend to additionally allocate approximately USD 3.5 billion of RWA and LRD from Corporate Center to the business divisions.

All of these changes are effective as of 1 January 2019 and we will provide restated prior-period information in advance of our first quarter results.

Alignment with the revised resource allocation methodology and further changes to our equity attribution framework

The aforementioned changes in resource allocation from Corporate Center to the business divisions will be reflected in the equity attribution to the business divisions. Furthermore, we are updating our equity attribution framework, revising the capital ratio for RWA from 11% to 12.5% and allocating to business divisions approximately USD 3 billion of attributed equity, which is related to certain common equity tier 1 (CET1) deduction items which were previously held centrally. In aggregate, we expect to allocate approximately USD 7.5 billion of additional attributed equity to the business divisions, of which approximately
 USD 3 billion will be allocated to the Investment Bank. The remaining attributed equity retained in Corporate Center will primarily relate to deferred tax assets, dividend accruals and Corporate Center – Non-core and Legacy Portfolio.

All of these changes are effective as of 1 January 2019 and we will provide restated prior-period information in advance of our first quarter results.

Changes in Corporate Center segment reporting

As announced in our third quarter 2018 report, as of 1 January 2019, we no longer separately assess the performance of Non-core and Legacy Portfolio, given its substantially reduced size and resource consumption. In addition, following the aforementioned changes to our methodology for allocating funding costs and expenses from Corporate Center – Services and Corporate Center – Group ALM to the business divisions, the operating loss retained in Corporate Center – Services and Corporate Center – Group ALM will be significantly reduced. As a consequence and in compliance with IFRS 8, Operating Segments, beginning with our first quarter 2019 report, we will provide results for total Corporate Center only and will not separately report Group ALM and Non-core and Legacy Portfolio. Furthermore, we will combine Group Treasury with Group ALM and the net retained operating income from our Group Treasury operations, including Group ALM, will be reported as a separate line item within Corporate Center; management’s discussion and analysis for Group Treasury performance will be included in the Corporate Center section of our quarterly and annual reporting. Prior-period information will be restated.

Targets, ambitions and capital and resource guidelines 2019-2021

		Targets		Ambitions	Capital / resource guidelines
		FY19	FY19–21		FY19–21
Group	Reported return on CET1 capital[1]	~15%		~17%
	Adjusted cost/income ratio[2]	~77%		~72%
	CET1 capital ratio[3]				~13%
	CET1 leverage ratio[4]				~3.7%
Global Wealth Management	Adjusted pre-tax profit growth[5]		10–15%[6]
	Adjusted cost/income ratio[7]	~75%		~70%
	Net new money growth[8]		2–4%
Personal & Corporate Banking	Adjusted pre-tax profit growth[5]		3–5%[6]
	Adjusted cost/income ratio[7]	~59%		~56%
	Net interest margin		145–155bps
Asset Management	Adjusted pre-tax profit growth[5]		~10%[6]
	Adjusted cost/income ratio[7]	~72%		~68%
	Net new money growth (excl. money markets)[8]		3–5%
Investment Bank	Adjusted return on attributed equity[9]		~15%[6,10]
	Adjusted cost/income ratio[7]	~78%		~75%
	RWA and LRD in relation to Group[11]				~1/3

1 Net profit attributable to shareholders divided by average common equity tier 1 (CET1) capital.    2  Adjusted operating expenses divided by adjusted operating income before credit loss expense or recovery. Refer to the “Group Performance” section of this report and the UBS Group Annual Report 2017 for information on adjusting items.    3  CET1 capital divided by risk-weighted assets (RWA) calculated in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).    4  CET1 capital divided by leverage ratio denominator (LRD) calculated in accordance with Swiss SRB rules applicable as of 1 January 2020.    5  Business division adjusted profit before tax for the current period divided by business division adjusted profit before tax of comparison period, expressed as a percentage growth. For Asset Management, this metric excludes the impact of business exits. For Personal & Corporate Banking, it is measured in Swiss francs.    6  Over the cycle.    7  Business division adjusted operating expenses divided by business division adjusted operating income before credit loss expense or recovery expressed as a percentage.    8  Net new money for the current period (annualized as applicable), divided by invested assets at the beginning of the period, expressed as a percentage. For Asset Management, this metric excludes money markets from both numerator and denominator.    9  Business division adjusted operating profit before tax (annualized as applicable) divided by average attributed equity. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for information on the attributed equity framework and to “Changes in Corporate Center cost allocations and equity attribution to business divisions as of the first quarter of 2019” in this section for changes to the framework effective 2019.    10  Repositioned from a minimum return to a performance target.    11  RWA or LRD attributed to the Investment Bank divided by total Group RWA or LRD, as applicable. Refer to the “Capital management” section of this report for information on RWA and LRD.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		For the year ended
USD million	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17
Net interest income	1,476	1,707	1,697	(13)	(13)	6,025	6,656
Other net income from fair value changes on financial instruments	1,047	1,165	999	(10)	5	5,984	5,065
Credit loss (expense) / recovery	(53)	(10)	(91)	448	(42)	(118)	(131)
Fee and commission income	4,700	4,875	4,840	(4)	(3)	19,598	19,362
Fee and commission expense	(439)	(409)	(485)	7	(9)	(1,703)	(1,840)
Net fee and commission income	4,261	4,466	4,355	(5)	(2)	17,895	17,522
Other income	241	101	247	139	(2)	427	511
Total operating income	6,972	7,428	7,207	(6)	(3)	30,213	29,622
of which: net interest income and other net income from fair value changes on financial instruments	2,524	2,871	2,696	(12)	(6)	12,008	11,721
Personnel expenses	3,839	3,936	3,980	(2)	(4)	16,132	16,199
General and administrative expenses	1,911	1,462	2,088	31	(8)	6,415	6,949
Depreciation and impairment of property, equipment and software	343	310	276	10	24	1,228	1,053
Amortization and impairment of intangible assets	17	15	17	11	(1)	65	71
Total operating expenses	6,110	5,724	6,362	7	(4)	23,840	24,272
Operating profit / (loss) before tax	862	1,704	845	(49)	2	6,373	5,351
Tax expense / (benefit)	165	448	3,234	(63)	(95)	1,468	4,305
Net profit / (loss)	697	1,256	(2,389)	(45)		4,904	1,046
Net profit / (loss) attributable to non-controlling interests	1	3	27	(78)	(97)	7	77
Net profit / (loss) attributable to shareholders	696	1,253	(2,417)	(44)		4,897	969

Comprehensive income
Total comprehensive income	1,590	809	(2,646)	97		4,612	2,113
Total comprehensive income attributable to non-controlling interests	2	4	199	(57)	(99)	5	326
Total comprehensive income attributable to shareholders	1,588	805	(2,844)	97		4,607	1,787

Performance by business division and Corporate Center unit – reported and adjusted[1,2]
	For the quarter ended 31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,165	1,289	469	1,538	(354)	(108)	(26)	6,972
of which: gains related to investments in associates[4]	101	359						460
of which: remeasurement loss related to UBS Securities China[5]					(270)			(270)
Operating income (adjusted)	4,065	930	469	1,538	(85)	(108)	(26)	6,782

Operating expenses as reported	3,372	574	355	1,585	133	23	68	6,110
of which: personnel-related restructuring expenses[6]	17	1	5	1	70	0	0	95
of which: non-personnel-related restructuring expenses[6]	0	0	3	3	87	0	0	93
of which: restructuring expenses allocated from CC Services[6]	59	17	13	69	(159)	1	1	0
Operating expenses (adjusted)	3,296	555	335	1,512	135	22	66	5,922
of which: net expenses for litigation, regulatory and similar matters[7]	143	0	0	4	0	0	4	151

Operating profit / (loss) before tax as reported	793	715	114	(47)	(488)	(131)	(94)	862
Operating profit / (loss) before tax (adjusted)	769	375	134	26	(220)	(130)	(93)	860

	For the quarter ended 30.9.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,124	986	458	1,967	(40)	(108)	41	7,428
of which: gains on sale of real estate					31			31
of which: gains on sale of subsidiaries and businesses					25			25
Operating income (adjusted)	4,124	986	458	1,967	(96)	(108)	41	7,371

Operating expenses as reported	3,174	565	336	1,484	80	20	66	5,724
of which: personnel-related restructuring expenses[6]	11	1	2	1	44	0	0	60
of which: non-personnel-related restructuring expenses[6]	0	0	1	3	59	0	0	63
of which: restructuring expenses allocated from CC Services[6]	61	8	6	32	(107)	1	(1)	0
Operating expenses (adjusted)	3,101	556	327	1,448	84	19	66	5,601
of which: net expenses for litigation, regulatory and similar matters[7]	28	0	0	(59)	30	0	3	2

Operating profit / (loss) before tax as reported	950	421	123	483	(119)	(128)	(25)	1,704
Operating profit / (loss) before tax (adjusted)	1,022	430	131	519	(180)	(127)	(26)	1,770

Group performance

Performance by business division and Corporate Center unit – reported and adjusted (continued)[1,2]
	For the quarter ended 31.12.17
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,127	1,000	629	1,750	(46)	(213)	(39)	7,207
of which: gains on sale of subsidiaries and businesses			153					153
of which: gains on sale of financial assets at fair value through OCI[8]				29				29
Operating income (adjusted)	4,127	1,000	476	1,720	(46)	(213)	(39)	7,025

Operating expenses as reported	3,336	602	390	1,704	111	18	202	6,362
of which: personnel-related restructuring expenses[6]	10	2	5	12	134	0	0	163
of which: non-personnel-related restructuring expenses[6]	24	0	6	6	188	0	0	224
of which: restructuring expenses allocated from CC Services[6]	162	35	20	108	(326)	1	1	0
of which: expenses from modification of terms for certain DCCP awards[9]				26				26
Operating expenses (adjusted)	3,139	566	359	1,553	115	16	201	5,949
of which: net expenses for litigation, regulatory and similar matters[7]	67	2	1	5	(1)	0	112	185

Operating profit / (loss) before tax as reported	791	398	239	46	(158)	(230)	(241)	845
Operating profit / (loss) before tax (adjusted)	988	434	117	168	(161)	(229)	(240)	1,076

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to Worldline acquisition of SIX Payment Services. Refer to the “Recent developments” section of this report for more information.    5 Related to the increase of stake in and consolidation of UBS Securities Co. Limited, China. Refer to the “Recent developments” section of this report for more information.    6 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management.    7 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information. Also includes recoveries from third parties (fourth quarter of 2018: USD 1 million; third quarter of 2018: USD 0 million; fourth quarter of 2017: USD 2 million).    8 Includes a gain on the sale of our investment in the London Clearing House. Figures presented for periods prior to 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    9 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.

Performance by business division and Corporate Center unit – reported and adjusted[1,2]
	For the year ended 31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	16,941	4,222	1,857	8,150	(513)	(609)	165	30,213
of which: gains related to investments in associates[4]	101	359						460
of which: gains on sale of real estate					31			31
of which: gains on sale of subsidiaries and businesses					25			25
of which: remeasurement loss related to UBS Securities China[5]					(270)			(270)
Operating income (adjusted)	16,840	3,863	1,857	8,150	(300)	(609)	165	29,966

Operating expenses as reported	12,950	2,269	1,406	6,511	305	84	315	23,840
of which: personnel-related restructuring expenses[6]	34	4	23	16	208	0	0	286
of which: non-personnel-related restructuring expenses[6]	16	0	10	11	238	0	0	275
of which: restructuring expenses allocated from CC Services[6]	209	43	33	166	(456)	3	3	0
of which: gain related to changes to the Swiss pension plan	(66)	(38)	(10)	(5)	(122)			(241)
Operating expenses (adjusted)	12,757	2,259	1,350	6,323	437	81	312	23,521
of which: net expenses for litigation, regulatory and similar matters[7]	256	(1)	0	(54)	5	0	69	275

Operating profit / (loss) before tax as reported	3,990	1,953	451	1,639	(818)	(693)	(150)	6,373
Operating profit / (loss) before tax (adjusted)	4,082	1,604	508	1,826	(737)	(690)	(148)	6,445

	For the year ended 31.12.17
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	16,287	3,925	2,083	7,794	(157)	(288)	(22)	29,622
of which: gains on sale of subsidiaries and businesses			153					153
of which: gains on sale of financial assets at fair value through OCI[8]				137				137
of which: net foreign currency translation losses[9]						(16)		(16)
Operating income (adjusted)	16,287	3,925	1,929	7,658	(157)	(271)	(22)	29,349

Operating expenses as reported	12,717	2,317	1,495	6,527	779	48	388	24,272
of which: personnel-related restructuring expenses[6]	39	7	17	39	442	1	0	545
of which: non-personnel-related restructuring expenses[6]	75	0	22	18	532	0	0	647
of which: restructuring expenses allocated from CC Services[6]	474	98	63	310	(954)	3	6	0
of which: expenses from modification of terms for certain DCCP awards[10]				26				26
Operating expenses (adjusted)	12,129	2,212	1,393	6,135	759	44	382	23,054
of which: net expenses for litigation, regulatory and similar matters[7]	174	2	(4)	(42)	252	0	52	434

Operating profit / (loss) before tax as reported	3,571	1,607	587	1,267	(935)	(336)	(411)	5,351
Operating profit / (loss) before tax (adjusted)	4,159	1,713	536	1,523	(915)	(315)	(405)	6,295

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to Worldline acquisition of SIX Payment Services. Refer to the ”Recent developments” section of this report for more information.    5 Related to the increase of stake in and consolidation of UBS Securities Co. Limited, China. Refer to the ”Recent developments” section of this report for more information.    6 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management.    7 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information. Also includes recoveries from third parties of USD 29 million and USD 55 million for the years ended 31 December 2018 and 31 December 2017, respectively.    8 Includes gains on the sales of our investments in the London Clearing House and IHS Markit. Figures presented for periods prior to 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    9 Related to the disposal of foreign branches and subsidiaries.    10 Relates to the removal of the service period requirements for DCCP awards granted for the performance years 2012 and 2013.

Group performance

Results: 2018

We recorded net profit attributable to shareholders of USD 4,897 million in 2018, which included a net tax expense of USD 1,468 million. In 2017, net profit attributable to shareholders was USD 969 million, which included a net tax expense of USD 4,305 million.

Profit before tax was USD 6,373 million in 2018 compared with USD 5,351 million in 2017, and adjusted profit before tax was USD 6,445 million compared with USD 6,295 million.

UBS’s Board of Directors intends to propose a dividend of CHF 0.70 per share to shareholders for the financial year 2018. Subject to shareholder approval at the Annual General Meeting on 2 May 2019, the dividend will be paid out of capital contribution reserves on 8 May 2019 to shareholders of record as of 7 May 2019. The ex-dividend date will be 6 May 2019.

We are targeting repurchases of up to USD one billion of shares in 2019 under our announced share repurchase program.

Results: 4Q18 vs 4Q17

Profit before tax increased by USD 17 million or 2% to USD 862 million, mainly reflecting a decrease in operating expenses, largely offset by lower operating income. Operating income decreased by USD 235 million or 3%, mainly reflecting USD 172 million lower net interest income and other net income from fair value changes on financial instruments and a USD 94 million decrease in net fee and commission income. Operating expenses decreased by USD 252 million or 4%, primarily due to USD 177 million lower general and administrative expenses and USD 141 million lower personnel expenses, partly offset by USD 66 million higher depreciation, amortization and impairment of property, equipment, software and intangible assets.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. These adjustments include restructuring expenses related to our CHF 2.1 billion cost reduction program that was completed at the end of 2017 (referred to as our “legacy cost programs” in this report). We incurred residual restructuring expenses in connection with such legacy cost programs, as well as expenses relating to new restructuring initiatives, of USD 561 million for the full year 2018 and expect such amounts to be approximately USD 0.2 billion for the full year 2019.

For the purpose of determining adjusted results for the fourth quarter of 2018, we excluded a gain of USD 460 million related to investments in associates and a remeasurement loss of USD 270 million related to the increase of our shareholding in UBS Securities Co. Limited, as well as net restructuring expenses of USD 188 million. For the fourth quarter of 2017, we excluded gains of USD 153 million on sale of subsidiaries and businesses, gains of USD 29 million on sale of financial assets at fair value through OCI, expenses of USD 26 million related to the modification of terms for Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2012 and 2013, and net restructuring expenses of USD 387 million.

On this adjusted basis, profit before tax for the fourth quarter of 2018 decreased by USD 216 million or 20% to USD 860 million, mainly driven by USD 243 million or 3% lower operating income.

Operating income: 4Q18 vs 4Q17

Total operating income decreased by USD 235 million or 3% to USD 6,972 million. On an adjusted basis, total operating income decreased by USD 243 million or 3% to USD 6,782 million, mainly reflecting a USD 172 million decrease in net interest income and other net income from fair value changes on financial instruments and USD 94 million lower net fee and commission income.

Net interest income and other net income from fair value changes on financial instruments

Total combined net interest income and other net income from fair value changes on financial instruments decreased by USD 172 million to USD 2,524 million, mainly driven by a decrease in the Investment Bank, primarily due to lower client activity in Equities and lower revenues in Corporate Client Solutions. This was partly offset by an increase in Corporate Center, mainly in Corporate Center – Group Asset and Liability Management.

The fourth quarter of 2018 included net interest income of USD 83 million, mainly in the Investment Bank, Global Wealth Management and Personal & Corporate Banking, which resulted from functional and presentation currency changes, together with related changes to our risk management framework and certain hedging programs.

Net fee and commission income

Net fee and commission income was USD 4,261 million compared with USD 4,355 million, primarily reflecting decreases in M&A and corporate finance fees, other fee and commission income and net brokerage fees, as well as higher other fee and commission expense. This was partly offset by higher investment fund fees and fees for portfolio management and related services.

Credit loss expense / recovery

We adopted IFRS 9, Financial Instruments effective 1 January 2018. IFRS 9 introduces a forward-looking expected credit loss (ECL) approach, which is intended to result in an earlier recognition of credit losses based on an ECL impairment approach compared with the incurred-loss impairment approach for financial instruments under IAS 39, Financial Instruments: Recognition and Measurement and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Total net credit loss expenses were USD 53 million in the fourth quarter of 2018, almost entirely reflecting a USD 52 million increase in losses from credit-impaired (stage 3) positions, mainly in Personal & Corporate Banking and to a lesser extent in the Investment Bank.

Other income

Other income was USD 241 million compared with USD 247 million. The fourth quarter of 2018 included a valuation gain of USD 460 million on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline and a remeasurement loss of USD 270 million related to the increase of our shareholding in UBS Securities Co. Limited. The fourth quarter of 2017 included a gain of USD 153 million on sale of Asset Management’s fund administration business in Luxembourg and Switzerland to Northern Trust and a gain of USD 29 million on the sale of our investment in the London Clearing House. Excluding these items, adjusted other income decreased by USD 14 million.

Operating expenses: 4Q18 vs 4Q17

Total operating expenses decreased by USD 252 million or 4% to USD 6,110 million. Excluding net restructuring expenses of USD 188 million (fourth quarter of 2017: USD 387 million), as well as expenses of USD 26 million in the Investment Bank related to modification of terms of DCCP awards granted for the performance years 2012 and 2013 in the fourth quarter of 2017, adjusted total operating expenses decreased by USD 27 million to USD 5,922 million.

Personnel expenses

Personnel expenses decreased by USD 141 million to USD 3,839 million on a reported basis, primarily due to a decrease in expenses for variable compensation and social security as well as lower net restructuring expenses.

On an adjusted basis, personnel expenses decreased by USD 47 million to USD 3,744 million, mainly due to the aforementioned decrease in expenses for variable compensation and social security.

General and administrative expenses

General and administrative expenses decreased by USD 177 million to USD 1,911 million. This was primarily due to lower net restructuring expenses. The fourth quarter of 2018 included a net expense for the UK bank levy of USD 85 million compared with an expense of USD 90 million in the fourth quarter of 2017.

On an adjusted basis, general and administrative expenses decreased by USD 26 million to USD 1,839 million.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2017 for more information on litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation, amortization and impairment of property, equipment, software and intangible assets was USD 360 million compared with USD 294 million, mainly reflecting higher expenses related to internally generated capitalized software.

On an adjusted basis, depreciation, amortization and impairment of property, equipment, software and intangible assets increased by USD 46 million, primarily due to the aforementioned increase in expenses for internally generated capitalized software.

Group performance

Tax: 4Q18 vs 4Q17

We recognized an income tax expense of USD 165 million for the fourth quarter of 2018 compared with an income tax expense of USD 3,234 million for the fourth quarter of 2017.

The fourth quarter 2018 income tax expense reflects current tax expenses of USD 235 million, which primarily relate to taxable profits of UBS Switzerland AG and other entities.

It also includes a net deferred tax expense of USD 205 million, which primarily relates to the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

In addition, following corporate tax reform in the US at the end of 2017 and the reduction in timeframe between the end of our seven-year profit forecast period and the expiry of our brought-forward US tax losses, we have reviewed our approach to the remeasurement of our US DTAs. This review resulted in the recognition of a net tax benefit during the quarter of USD 275 million, comprised of the following:

–   The write-off of a Swiss temporary difference DTA of USD 1,617 million relating to UBS AG’s investment in our US intermediate holding company (US IHC), UBS Americas Holding LLC. The write-off occurred because the temporary difference between the tax and accounting values in respect of UBS AG’s investment in the US IHC is no longer expected to reverse in the foreseeable future, reflecting the expected repatriation of a significant portion of future after-tax US earnings.

–   A net increase in DTAs of USD 1,180 million, which is the sum of two items. The recognition of new US temporary difference DTAs of USD 2,134 million as a result of tax elections made in the quarter to capitalize certain historic real estate costs for US tax purposes that will be amortized over a period of up to 39 years. These elections also resulted in a reduction in recognized US tax loss DTAs of USD 954 million because expected future taxable profits that were otherwise available against which to utilize brought-forward tax losses were reduced by the expected future amount of capitalized real estate cost amortization.

–   A current US state and local tax expense of USD 160 million resulting from the real estate capitalization elections described above.

–   An increase in recognized US DTAs recorded at the level of UBS Americas Inc. of USD 1,367 million, reflecting the elimination of the seven-year profit forecast period limit for US tax loss DTAs as well as the transfer by UBS AG of US shareholdings in certain profitable subsidiaries to UBS Americas Inc.

–   A decrease in recognized US DTAs for UBS AG of USD 495 million, which mainly relates to the transfer of the shareholdings referred to above.

The fourth quarter 2017 income tax expense of USD 3,234 million included a deferred tax expense of USD 3,025 million, which primarily related to a net write-down of DTAs in respect of the US federal corporate tax rate reduction included in the Tax Cuts and Jobs Act that was enacted in that quarter. It also included a current tax expense of USD 209 million, which related to taxable profits of UBS Switzerland AG and other entities.

Tax loss DTAs at the level of UBS Americas Inc. will begin to be amortized with effect from 1 January 2019. For 2019, we expect a full-year tax rate of approximately 25%.

Total comprehensive income attributable to shareholders: 4Q18 vs 4Q17

Total comprehensive income attributable to shareholders was positive USD 1,588 million compared with negative USD 2,844 million. Net profit attributable to shareholders was USD 696 million compared with a net loss of USD 2,417 million and other comprehensive income (OCI) attributable to shareholders, net of tax, was positive USD 892 million compared with negative USD 428 million.

OCI related to cash flow hedges was USD 616 million in the fourth quarter of 2018, mainly reflecting a decrease in unrealized losses on US dollar hedging derivatives resulting from decreases in the relevant US dollar long-term interest rates. In the fourth quarter of 2017, OCI related to cash flow hedges was negative USD 274 million.

OCI related to own credit on financial liabilities designated at fair value was positive USD 368 million compared with negative USD 23 million and mainly reflected a widening of credit spreads in the fourth quarter of 2018.

Foreign currency translation OCI was negative USD 105 million in the fourth quarter of 2018, mainly resulting from the movement of the British pound, the Swiss franc and the euro against the US dollar during the quarter. OCI related to foreign currency translation in the same quarter last year was negative USD 96 million.

Defined benefit plan OCI was negative USD 31 million compared with positive USD 4 million. We recorded net pre-tax OCI losses of USD 224 million related to the non-Swiss pension plans, mainly driven by the UK defined benefit plans that recorded OCI losses of USD 156 million, primarily due to a negative return on plan assets. Net pre-tax OCI losses related to the Swiss pension plan amounted to USD 28 million. This reflected OCI losses of USD 702 million from the remeasurement of the defined benefit obligation, primarily due to an experience loss, reflecting the effects of differences between the previous actuarial assumptions and what actually occurred, and a decrease in the applicable discount rate. An additional OCI loss of USD 580 million was due to a negative return on plan assets. These losses were largely offset by an OCI gain of USD 1,253 million due to a decrease in the effect of the IFRS asset ceiling.

The total pre-tax OCI loss of USD 252 million was largely offset by a net tax benefit of USD 221 million due to the recognition of temporary difference DTAs in the US following our review of the approach used to remeasure our US DTAs and the timing for recognizing deferred taxes.

OCI associated with financial assets measured at fair value through OCI was positive USD 44 million compared with negative USD 39 million and reflected net unrealized gains following decreases in the relevant US dollar long-term interest rates in the fourth quarter of 2018.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information

→   Refer to “Note 26 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2017 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 December 2018, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 0.7 billion in Global Wealth Management and Personal & Corporate Banking. Of this increase, approximately USD 0.3 billion and USD 0.2 billion would result from changes in US dollar and euro interest rates, respectively.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately USD 2.0 billion recognized in OCI, of which approximately USD 1.5 billion would result from changes in US dollar interest rates. The immediate effect on regulatory capital would be immaterial as OCI from cash flow hedges is not recognized in capital and the impact from debt instruments measured at fair value through OCI would be offset by a positive effect from pension fund assets and liabilities.

The aforementioned estimates are based on a hypothetical scenario of an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets measured at fair value through OCI. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Key figures and personnel

Return on tangible equity: 4Q18 vs 4Q17

The annualized return on tangible equity (RoTE) was positive 6.2% compared with negative 20.3%, as the fourth quarter of 2017 included a net write-down of DTAs following a reduction in the US federal corporate tax rate after the enactment of the TCJA in the US. The annualized adjusted RoTE excluding deferred tax expense / benefit and DTAs was 4.9% compared with 8.3%.

Return on common equity tier 1 (CET1) capital

The annualized return on CET1 capital (RoCET1) was positive 8.0% in the fourth quarter of 2018 compared with negative 28.8% in the fourth quarter of 2017.

The RoCET1 for the full year 2018 was 14.2% compared with 3.0% for the full year 2017, mainly as the fourth quarter of 2017 included the aforementioned net write-down of DTAs.

Cost / income ratio: 4Q18 vs 4Q17

The cost / income ratio was 87.0% compared with 87.2%. On an adjusted basis, the cost / income ratio was 86.6% compared with 83.6%.

Risk-weighted assets: 4Q18 vs 3Q18

During the fourth quarter of 2018, risk-weighted assets (RWA) increased by USD 6.7 billion to USD 263.7 billion, reflecting increases from asset size and other movements of USD 6.9 billion and regulatory add-ons of USD 2.0 billion, partly offset by decreases driven by model updates of USD 1.4 billion, currency effects of USD 0.5 billion and methodology and policy changes of USD 0.3 billion.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 capital ratio: 4Q18 vs 3Q18

Our CET1 capital ratio decreased 0.5 percentage points to 13.1% during the fourth quarter of 2018, reflecting a USD 6.7 billion increase in RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 4Q18 vs 3Q18

During the fourth quarter of 2018, the leverage ratio denominator (LRD) decreased by USD 10 billion to USD 905 billion. This decrease was driven by asset size and other movements of USD 8 billion and by currency effects of USD 2 billion.

→   Refer to the “Capital management” section of this report for more information

Group performance

Common equity tier 1 leverage ratio: 4Q18 vs 3Q18

Our CET1 leverage ratio increased from 3.80% to 3.81% in the fourth quarter of 2018, reflecting a USD 10 billion decrease in the LRD.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 4Q18 vs 3Q18

Our going concern leverage ratio increased 0.2 percentage points to 5.2% as of 31 December 2018, reflecting an increase of USD 0.7 billion in going concern capital and the aforementioned USD 10 billion decrease in LRD.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Personnel: 4Q18 vs 3Q18

We employed 66,888 personnel as of 31 December 2018, a net increase of 1,332 compared with 30 September 2018. Corporate Center – Services personnel increased by 1,047, primarily due to higher staffing levels related to continued insourcing of certain activities from third-party vendors to our Business Solutions Centers, mainly in Group Technology. As a result, we have seen a decrease of 1,650 in outsourced personnel. Investment Bank and Global Wealth Management personnel increased by 248 and 65, respectively.

Return on equity
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Net profit
Net profit / (loss) attributable to shareholders	696	1,253	(2,417)	4,897	969
Amortization and impairment of intangible assets	17	15	17	65	71
Pre-tax adjusting items[1,2]	(2)	66	231	73	944
Tax effect on adjusting items[3]	0	(14)	(51)	(16)	(208)
Adjusted net profit / (loss) attributable to shareholders	712	1,320	(2,219)	5,019	1,776
of which: deferred tax (expense) / benefit[4]	230	(213)	(3,026)	(425)	(3,414)
Adjusted net profit / (loss) attributable to shareholders excluding deferred tax expense / benefit	482	1,532	806	5,444	5,190

Equity
Equity attributable to shareholders	53,309	52,094	52,495	53,309	52,495
Less: goodwill and intangible assets	6,647	6,436	6,563	6,647	6,563
Tangible equity attributable to shareholders	46,663	45,657	45,932	46,663	45,932
of which: DTAs not eligible as CET1 capital[5]	6,693	6,237	6,826	6,693	6,826
Tangible equity attributable to shareholders excluding DTAs	39,970	39,420	39,106	39,970	39,106

Return on equity
Return on equity (%)	5.3	9.7	(18.0)	9.3	1.8
Return on tangible equity (%)	6.2	11.2	(20.3)	10.8	2.2
Adjusted return on tangible equity (%)[1]	6.2	11.7	(18.8)	10.9	3.7
Adjusted return on tangible equity excluding deferred tax expense / benefit and DTAs (%)[1,6]	4.9	15.8	8.3	13.8	13.7

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    4 Deferred tax expense / benefit in respect of taxable profits and any remeasurements of DTAs, such as the net write-down due to the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017.    5 DTAs that do not qualify as CET1 capital, reflecting DTAs recognized for tax loss carry-forwards of USD 6,107 million as of 31 December 2018 (30 September 2018: USD 6,138 million; 31 December 2017: USD 5,947 million) as well as DTAs on temporary differences, excess over threshold of USD 586 million as of 31 December 2018 (30 September 2018: USD 99 million; 31 December 2017: USD 879 million), in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6 Calculated as adjusted net profit / loss attributable to shareholders excluding amortization and impairment of goodwill and intangible assets and deferred tax expense / benefit (annualized as applicable), divided by average tangible equity attributable to shareholders excluding any DTAs that do not qualify as CET1 capital.

Outlook

While global economic activity continues to moderate, the overall outlook for economic growth remains positive, and asset prices have improved from the fourth quarter of 2018. Lack of progress in resolving geopolitical tensions, rising protectionism and trade disputes along with increased volatility, which affected investor sentiment and confidence in the second half of the year and particularly in the fourth quarter of 2018, would affect client activity in the first quarter of 2019.

Lower invested assets as a result of market declines in the fourth quarter of 2018 are expected to affect recurring revenues in Global Wealth Management and Asset Management. Further improvements in market levels, as well as improvements in investor sentiment and client activity would contribute to mitigating revenue and profit growth headwinds.

We remain well positioned to capitalize on global wealth creation, which we expect will continue to sustain our strategy and financial performance. We will continue to execute our strategy with discipline, while focusing even more on balancing efficiency and investments for growth, to deliver on our capital return objectives and to create sustainable long-term value for our shareholders.

UBS business
divisions
and Corporate
Center

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Net interest income	1,075	1,063	1,070	1	0	4,310	4,103
Recurring net fee income[2]	2,377	2,412	2,316	(1)	3	9,585	8,968
Transaction-based income[3]	614	636	730	(3)	(16)	2,911	3,159
Other income	112	19	16	488	594	151	65
Income	4,177	4,130	4,132	1	1	16,956	16,295
Credit loss (expense) / recovery[4]	(12)	(6)	(6)	89	112	(15)	(8)
Total operating income	4,165	4,124	4,127	1	1	16,941	16,287
Personnel expenses	1,882	1,903	1,926	(1)	(2)	7,683	7,674
Salaries and other personnel costs	883	887	880	(1)	0	3,628	3,610
Financial advisor variable compensation[5,6]	857	874	864	(2)	(1)	3,470	3,310
Compensation commitments with recruited financial advisors[5,7]	142	142	181	0	(22)	584	754
General and administrative expenses	454	298	366	52	24	1,362	1,263
Services (to) / from Corporate Center and other business divisions	1,021	962	1,028	6	(1)	3,852	3,726
of which: services from CC – Services	988	935	1,004	6	(2)	3,740	3,626
Depreciation and impairment of property, equipment and software	2	1	1	58	11	4	4
Amortization and impairment of intangible assets	14	9	14	54	3	50	49
Total operating expenses	3,372	3,174	3,336	6	1	12,950	12,717
Business division operating profit / (loss) before tax	793	950	791	(17)	0	3,990	3,571

Adjusted results[8]
Total operating income as reported	4,165	4,124	4,127	1	1	16,941	16,287
of which: gains related to investments in associates	101					101
Total operating income (adjusted)	4,065	4,124	4,127	(1)	(2)	16,840	16,287
Total operating expenses as reported	3,372	3,174	3,336	6	1	12,950	12,717
of which: personnel-related restructuring expenses[9]	17	11	10			34	39
of which: non-personnel-related restructuring expenses[9]	0	0	24			16	75
of which: restructuring expenses allocated from CC – Services[9]	59	61	162			209	474
of which: gain related to changes to the Swiss pension plan						(66)
Total operating expenses (adjusted)	3,296	3,101	3,139	6	5	12,757	12,129
Business division operating profit / (loss) before tax as reported	793	950	791	(17)	0	3,990	3,571
Business division operating profit / (loss) before tax (adjusted)	769	1,022	988	(25)	(22)	4,082	4,159

Key performance indicators[10]
Pre-tax profit growth (%)	0.3	1.6	12.6			11.8	15.5
Cost / income ratio (%)	80.7	76.8	80.7			76.4	78.0
Net new money growth (%)	(1.3)	2.3	2.4			1.0	2.2
Net margin on invested assets (bps)	14	16	13	(14)	1	17	16

Adjusted key performance indicators[8,10]
Pre-tax profit growth (%)	(22.2)	(5.2)	14.1			(1.8)	13.1
Cost / income ratio (%)	80.9	75.1	76.0			75.7	74.4
Net new money growth (%)	(1.3)	2.3	2.4			1.0	2.2
Net margin on invested assets (bps)	13	17	17	(23)	(22)	17	19

Global Wealth Management (continued)¹
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Additional information
Recurring income[11]	3,451	3,475	3,386	(1)	2	13,894	13,072
Recurring income as a percentage of income (%)	82.6	84.1	81.9			81.9	80.2
Average attributed equity (USD billion)[12]	13.4	13.3	13.2	1	1	13.4	13.0
Return on attributed equity (%)[12]	23.6	28.6	23.9			29.7	27.5
Return on attributed tangible equity (%)[12]	38.8	46.3	39.5			48.3	45.5
Risk-weighted assets (USD billion)[12]	60.5	59.9	58.1	1	4	60.5	58.1
of which: held by Global Wealth Management (USD billion)	58.2	57.7	55.9	1	4	58.2	55.9
of which: held by CC – Group ALM on behalf of Global Wealth Management (USD billion)[13]	2.3	2.2	2.3	6	2	2.3	2.3
Leverage ratio denominator (USD billion)[12]	270.6	266.5	268.7	2	1	270.6	268.7
of which: held by Global Wealth Management (USD billion)	207.4	209.5	205.0	(1)	1	207.4	205.0
of which: held by CC – Group ALM on behalf of Global Wealth Management (USD billion)[13]	63.2	57.0	63.7	11	(1)	63.2	63.7
Goodwill and intangible assets (USD billion)	5.2	5.0	5.1	3	2	5.2	5.1
Net new money (USD billion)	(7.9)	13.8	13.9			24.7	44.8
Invested assets (USD billion)	2,260	2,438	2,403	(7)	(6)	2,260	2,403
Gross margin on invested assets (bps)	71	68	70	4	2	71	73
Adjusted gross margin on invested assets (bps)	69	68	70	1	(1)	70	73
Client assets (USD billion)	2,519	2,687	2,661	(6)	(5)	2,519	2,661
Loans, gross (USD billion)[14]	174.7	177.9	172.5	(2)	1	174.7	172.5
Due to customers (USD billion)[14]	271.8	268.4	278.0	1	(2)	271.8	278.0
Recruitment loans to financial advisors[5]	2,296	2,350	2,619	(2)	(12)	2,296	2,619
Other loans to financial advisors[5]	994	1,007	580	(1)	71	994	580
Personnel (full-time equivalents)	23,618	23,553	23,177	0	2	23,618	23,177
Advisors (full-time equivalents)	10,677	10,677	10,616	0	1	10,677	10,616

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with Other net income from fair value changes on financial instruments.    4 Upon adoption of IFRS 9 effective 1 January 2018, credit loss expenses include credit losses on recruitment loans to financial advisors previously recognized in personnel expenses. Prior periods were not restated for this change.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    9 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    10 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    11 Recurring income consists of net interest income and recurring net fee income.    12 Refer to the “Capital management” section of this report for more information.    13 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center − Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    14 Loans and Due to customers in this table include customer brokerage receivables and payables, respectively, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of key figures[1]
As of or for the quarter ended 31.12.18 USD billion, except where indicated	Americas	EMEA	Asia Pacific	Switzerland	Total of regions[2]	of which: ultra high net worth (UHNW)
Net new money	(3.6)	0.4	0.1	(4.5)	(7.5)	(3.5)
Net new money growth (%)	(1.1)	0.3	0.1	(8.2)	(1.2)	(1.1)
Invested assets	1,200	500	357	200	2,257	1,127
Loans, gross	59.5[3]	37.5	42.3	35.0	174.2
Advisors (full-time equivalents)	6,850	1,837	1,138	737	10,561	1,043[4]

1 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    2 Excluding minor functions with 116 advisors, USD 3 billion of invested assets, USD 0.5 billion of loans and USD 0.4 billion of net new money outflows in the fourth quarter of 2018.    3 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.    4 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

Global Wealth Management

Results: 4Q18 vs 4Q17

Profit before tax increased by USD 2 million to USD 793 million, including a USD 101 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline. Adjusted profit before tax decreased by USD 219 million or 22% to USD 769 million, reflecting higher operating expenses and lower operating income.

→   Refer to the “Recent developments” section of this report for more information on the Worldline acquisition of SIX Payment Services

Operating income

Total operating income increased by USD 38 million or 1% to USD 4,165 million. Excluding the aforementioned valuation gain, adjusted total operating income decreased by USD 62 million or 2% to USD 4,065 million, mainly driven by lower transaction-based income, partly offset by higher recurring net fee income.

Net interest income increased by USD 5 million to USD 1,075 million, due to an increase in net interest margin on deposits and higher loan volumes, partly offset by lower net income from Group structural risk management activities, higher funding costs for total loss-absorbing capacity and the expiration of an interest rate hedge portfolio at the end of 2017.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by USD 61 million to USD 2,377 million, predominantly driven by an increase in mandate penetration, partly offset by lower average invested assets.

Transaction-based income decreased by USD 116 million to USD 614 million, mainly due to lower client activity, most notably in the Americas and Asia Pacific.

Other income increased by USD 96 million to USD 112 million. Excluding the aforementioned valuation gain, adjusted other income decreased by USD 5 million to USD 11 million.

Operating expenses

Total operating expenses increased by USD 36 million or 1% to USD 3,372 million and adjusted operating expenses increased by USD 157 million or 5% to USD 3,296 million. Personnel expenses decreased by USD 44 million to USD 1,882 million and adjusted personnel expenses decreased by USD 50 million to USD 1,865 million. This decrease was mainly due to lower expenses for compensation commitments to recruited financial advisors in the Americas and lower variable compensation, partly offset by increases in salaries and staffing levels.

General and administrative expenses increased by USD 88 million to USD 454 million and adjusted general and administrative expenses increased by USD 112 million to USD 453 million, driven predominantly by higher provisions for litigation matters, higher legal fees and higher regulatory-related expenses. Net expenses for services from Corporate Center and other business divisions decreased by USD 7 million to USD 1,021 million. Excluding a reduction in restructuring expenses of USD 103 million, adjusted net expenses for services increased by USD 95 million to USD 961 million, mainly reflecting higher expenses from Group Technology and Group Risk Control.

Net new money: 4Q18 vs 4Q17

Net new money outflows were USD 7.9 billion compared with inflows of USD 13.9 billion, an annualized net new money growth rate of negative 1.3% compared with positive 2.4%. Outflows mainly occurred in the Americas and in Switzerland, which included a large single outflow of USD 2.6 billion. Additionally, net new money was adversely affected by client deleveraging in Asia Pacific. Net new money outflows from ultra high net worth clients were USD 3.5 billion compared with inflows of USD 13.0 billion.

Invested assets: 4Q18 vs 3Q18

Invested assets decreased by USD 178 billion to USD 2,260 billion, mainly due to negative market performance of USD 171 billion, net new money outflows of USD 8 billion and negative currency effects of USD 5 billion, slightly offset by an increase of USD 8 billion related to the acquisition of subsidiaries and businesses. Mandate penetration decreased to 33.6% from 33.9%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Net interest income	525	517	525	1	0	2,058	2,086
Recurring net fee income[2]	157	157	155	(1)	1	625	593
Transaction-based income[3]	248	280	284	(11)	(13)	1,086	1,104
Other income	373	15	18			419	86
Income	1,303	970	982	34	33	4,187	3,869
Credit loss (expense) / recovery	(17)	(3)	4	420		(55)	(19)
Total operating income	1,286	967	986	33	30	4,133	3,850
Personnel expenses	185	203	188	(9)	(1)	786	836
General and administrative expenses	68	55	87	25	(22)	238	290
Services (to) / from Corporate Center and other business divisions	314	293	314	7	0	1,181	1,133
of which: services from CC – Services	333	307	339	9	(2)	1,255	1,227
Depreciation and impairment of property, equipment and software	4	3	4	38	11	14	13
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	572	554	593	3	(4)	2,219	2,272
Business division operating profit / (loss) before tax	714	413	392	73	82	1,914	1,578

Adjusted results[4]
Total operating income as reported	1,286	967	986	33	30	4,133	3,850
of which: gains related to investments in associates	359					359
Total operating income (adjusted)	927	967	986	(4)	(6)	3,774	3,850
Total operating expenses as reported	572	554	593	3	(4)	2,219	2,272
of which: personnel-related restructuring expenses[5]	1	1	2			4	7
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services[5]	17	8	34			42	96
of which: gain related to changes to the Swiss pension plan						(35)
Total operating expenses (adjusted)	554	545	557	2	(1)	2,208	2,169
Business division operating profit / (loss) before tax as reported	714	413	392	73	82	1,914	1,578
Business division operating profit / (loss) before tax (adjusted)	373	422	428	(12)	(13)	1,566	1,681

Key performance indicators[6]
Pre-tax profit growth (%)	81.9	0.4	4.8			21.3	(10.3)
Cost / income ratio (%)	43.9	57.1	60.4			53.0	58.7
Net interest margin (bps)	160	158	159	1	1	157	157
Net new business volume growth for personal banking (%)	2.2	4.5	1.0			4.2	4.0

Adjusted key performance indicators[4,6]
Pre-tax profit growth (%)	(12.8)	(3.3)	8.4			(6.8)	(4.2)
Cost / income ratio (%)	58.7	56.2	56.7			57.7	56.1
Net interest margin (bps)	160	158	159	1	1	157	157
Net new business volume growth for personal banking (%)	2.2	4.5	1.0			4.2	4.0

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs (continued)[1]
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Additional information
Average attributed equity (CHF billion)[7]	6.6	6.5	6.2	3	7	6.4	6.1
Return on attributed equity (%)[7]	43.1	25.5	25.3			29.8	25.8
Return on attributed tangible equity (%)[7]	43.1	25.5	25.3			29.8	25.8
Risk-weighted assets (CHF billion)[7]	57.0	54.0	49.1	5	16	57.0	49.1
of which: held by Personal & Corporate Banking (CHF billion)	55.9	53.0	48.0	5	16	55.9	48.0
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)[8]	1.1	1.1	1.0	2	4	1.1	1.0
Leverage ratio denominator (CHF billion)[7]	190.1	188.0	186.9	1	2	190.1	186.9
of which: held by Personal & Corporate Banking (CHF billion)	149.6	148.4	148.0	1	1	149.6	148.0
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)[8]	40.5	39.6	38.9	2	4	40.5	38.9
Business volume for personal banking (CHF billion)	156	157	155	(1)	1	156	155
Net new business volume for personal banking (CHF billion)	0.9	1.7	0.4			6.6	6.0
Client assets (CHF billion)[9]	638	665	667	(4)	(4)	638	667
Loans, gross (CHF billion)	131.0	131.0	131.4	0	0	131.0	131.4
Due to customers (CHF billion)	141.7	139.7	135.9	1	4	141.7	135.9
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.0	92.2	92.7			92.0	92.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.3	1.2	0.6			1.3	0.6
Personnel (full-time equivalents)	5,183	5,200	5,102	0	2	5,183	5,102

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net income from fair value changes on financial instruments.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired exposures.

Results: 4Q18 vs 4Q17

Profit before tax increased by CHF 322 million to CHF 714 million, predominantly reflecting a CHF 359 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline. Adjusted profit before tax decreased by CHF 55 million or 13% to CHF 373 million.

→   Refer to the “Recent developments” section of this report for more information on the Worldline acquisition of SIX Payment Services

Effective from 1 January 2018, we have reclassified certain expenses for clearing, credit card add-on services and the client loyalty program, which are incremental and incidental to revenues on a prospective basis, to better align these expenses with their associated revenues within operating income. This resulted in a CHF 15 million reduction in total operating income in the fourth quarter of 2018, of which CHF 13 million related to transaction-based income, and a broadly corresponding decrease in total operating expenses, including a CHF 14 million reduction in general and administrative expenses.

Operating income

Total operating income increased to CHF 1,286 million from CHF 986 million, mainly reflecting the aforementioned valuation gain. Adjusted total operating income decreased to CHF 927 million from CHF 986 million, mainly reflecting lower transaction-based income including the aforementioned effect from the reclassification of expenses to revenues, as well as higher credit loss expenses.

Net interest income remained unchanged at CHF 525 million, with higher deposit revenues offset by higher funding costs for total loss-absorbing capacity and the expiration of an interest rate hedge portfolio at the end of 2017.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income was broadly unchanged at CHF 157 million.

Transaction-based income decreased by CHF 36 million to CHF 248 million, mainly due to lower fees in the Corporate Clients area, as well as the aforementioned reclassification from expenses to revenues.

Other income increased by CHF 355 million to CHF 373 million, primarily reflecting the aforementioned CHF 359 million valuation gain.

Net credit loss expenses were CHF 17 million, compared with a recovery of CHF 4 million in the fourth quarter of 2017, as impairments, primarily to a number of Corporate Clients loans, were partly offset by a release of CHF 14 million of stage 1 and 2 expected credit losses.

Operating expenses

Total operating expenses decreased by CHF 21 million or 4% to CHF 572 million and adjusted operating expenses decreased by CHF 3 million or 1% to CHF 554 million. This included a CHF 14 million reduction in general and administrative expenses due to the aforementioned reclassification from expenses to revenues. Net expenses for services from Corporate Center and other business divisions were stable at CHF 314 million while on an adjusted basis net expenses for services from Corporate Center and other business divisions increased by CHF 17 million to CHF 297 million. The changes reflected higher expenses for Group Technology, as well as strategic and regulatory initiatives.

Net new business volume growth for personal banking: 4Q18 vs 4Q17

The annualized net new business volume growth rate for our personal banking business was 2.2%, up from 1.0% in the same period in 2017. Net new client assets were positive, while net new loans were slightly negative, consistent with historical seasonal patterns.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Net interest income	526	528	532	0	(1)	2,106	2,127
Recurring net fee income[2]	157	160	157	(2)	0	640	605
Transaction-based income[3]	249	286	288	(13)	(14)	1,112	1,125
Other income	373	15	19			420	87
Income	1,306	989	996	32	31	4,278	3,945
Credit loss (expense) / recovery	(17)	(3)	4	394		(56)	(20)
Total operating income	1,289	986	1,000	31	29	4,222	3,925
Personnel expenses	185	207	190	(10)	(3)	803	852
General and administrative expenses	69	56	89	23	(23)	243	296
Services (to) / from Corporate Center and other business divisions	315	299	319	5	(1)	1,208	1,156
of which: services from CC – Services	335	313	345	7	(3)	1,285	1,251
Depreciation and impairment of property, equipment and software	4	3	4	36	10	14	13
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	574	565	602	2	(5)	2,269	2,317
Business division operating profit / (loss) before tax	715	421	398	70	80	1,953	1,607

Adjusted results[4]
Total operating income as reported	1,289	986	1,000	31	29	4,222	3,925
of which: gains related to investments in associates	359					359
Total operating income (adjusted)	930	986	1,000	(6)	(7)	3,863	3,925
Total operating expenses as reported	574	565	602	2	(5)	2,269	2,317
of which: personnel-related restructuring expenses[5]	1	1	2			4	7
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services[5]	17	8	35			43	98
of which: gain related to changes to the Swiss pension plan						(38)
Total operating expenses (adjusted)	555	556	566	0	(2)	2,259	2,212
Business division operating profit / (loss) before tax as reported	715	421	398	70	80	1,953	1,607
Business division operating profit / (loss) before tax (adjusted)	375	430	434	(13)	(14)	1,604	1,713

Key performance indicators[6]
Pre-tax profit growth (%)	79.8	(1.2)	7.1			21.5	(10.0)
Cost / income ratio (%)	43.9	57.1	60.4			53.0	58.7
Net interest margin (bps)	158	159	156	(1)	1	157	157
Net new business volume growth for personal banking (%)	2.1	4.5	1.0			4.2	4.2

Adjusted key performance indicators[4,6]
Pre-tax profit growth (%)	(13.7)	(4.9)	10.6			(6.4)	(3.7)
Cost / income ratio (%)	58.7	56.2	56.8			57.6	56.1
Net interest margin (bps)	158	159	156	(1)	1	157	157
Net new business volume growth for personal banking (%)	2.1	4.5	1.0			4.2	4.2

Personal & Corporate Banking

Personal & Corporate Banking – in US dollars (continued)¹
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Additional information
Average attributed equity (USD billion)[7]	6.7	6.6	6.3	1	6	6.6	6.2
Return on attributed equity (%)[7]	43.0	25.6	25.3			29.7	25.8
Return on attributed tangible equity (%)[7]	43.0	25.6	25.3			29.7	25.8
Risk-weighted assets (USD billion)[7]	57.9	55.1	50.4	5	15	57.9	50.4
of which: held by Personal & Corporate Banking (USD billion)	56.8	54.0	49.3	5	15	56.8	49.3
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (USD billion)[8]	1.1	1.1	1.1	2	3	1.1	1.1
Leverage ratio denominator (USD billion)[7]	193.4	191.6	191.8	1	1	193.4	191.8
of which: held by Personal & Corporate Banking (USD billion)	152.2	151.3	151.9	1	0	152.2	151.9
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (USD billion)[8]	41.2	40.3	39.9	2	3	41.2	39.9
Business volume for personal banking (USD billion)	158	160	159	(1)	0	158	159
Net new business volume for personal banking (USD billion)	0.9	1.8	0.4			6.7	6.1
Client assets (USD billion)[9]	648	678	684	(4)	(5)	648	684
Loans, gross (USD billion)	133.3	133.5	134.8	0	(1)	133.3	134.8
Due to customers (USD billion)	144.1	142.4	139.5	1	3	144.1	139.5
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.0	92.2	92.7			92.0	92.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.3	1.2	0.6			1.3	0.6
Personnel (full-time equivalents)	5,183	5,200	5,102	0	2	5,183	5,102

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net income from fair value changes on financial instruments.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired exposures.

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Net management fees[2]	440	441	448	0	(2)	1,778	1,800
Performance fees	28	17	27	64	4	80	130
Gain / (loss) on sale of subsidiaries and businesses			153				153
Total operating income	469	458	629	2	(25)	1,857	2,083
Personnel expenses	166	169	177	(1)	(6)	703	731
General and administrative expenses	57	45	71	25	(21)	202	235
Services (to) / from Corporate Center and other business divisions	132	121	141	9	(7)	498	524
of which: services from CC – Services	143	131	150	9	(5)	541	562
Depreciation and impairment of property, equipment and software	0	0	0			2	1
Amortization and impairment of intangible assets	0	0	0		(100)	1	3
Total operating expenses	355	336	390	6	(9)	1,406	1,495
Business division operating profit / (loss) before tax	114	123	239	(8)	(53)	451	587

Adjusted results[3]
Total operating income as reported	469	458	629	2	(25)	1,857	2,083
of which: gain / (loss) on sale of subsidiaries and businesses			153				153
Total operating income (adjusted)	469	458	476	2	(1)	1,857	1,929
Total operating expenses as reported	355	336	390	6	(9)	1,406	1,495
of which: personnel-related restructuring expenses[4]	5	2	5			23	17
of which: non-personnel-related restructuring expenses[4]	3	1	6			10	22
of which: restructuring expenses allocated from CC – Services[4]	13	6	20			33	63
of which: gain related to changes to the Swiss pension plan						(10)
Total operating expenses (adjusted)	335	327	359	2	(7)	1,350	1,393
Business division operating profit / (loss) before tax as reported	114	123	239	(8)	(53)	451	587
Business division operating profit / (loss) before tax (adjusted)	134	131	117	2	15	508	536

Key performance indicators[5]
Pre-tax profit growth (%)	(52.5)	(7.0)	67.5			(23.2)	28.6
Cost / income ratio (%)	75.8	73.2	62.0			75.7	71.8
Net new money growth excluding money market flows (%)	(2.6)	0.3	5.8			3.4	8.4
Net margin on invested assets (bps)	6	6	12	(6)	(54)	6	8

Adjusted key performance indicators[3,5]
Pre-tax profit growth (%)[6]	14.6	(11.9)	(19.8)			(0.6)	(2.1)
Cost / income ratio (%)	71.4	71.3	75.4			72.7	72.2
Net new money growth excluding money market flows (%)	(2.6)	0.3	5.8			3.4	8.4
Net margin on invested assets (bps)	7	6	6	4	11	6	7

Information by business line / asset class
Net new money (USD billion)
Equities	(6.5)	(4.5)	2.0			20.7	18.7
Fixed Income	6.7	7.5	3.8			8.3	28.6
of which: money market	2.8	2.7	0.0			7.5	10.8
Multi Assets & Solutions	(1.1)	(0.4)	1.2			1.9	4.9
Hedge Fund Businesses	(0.4)	(0.4)	(0.1)			0.4	2.2
Real Estate & Private Markets	(0.8)	1.0	3.1			1.0	5.1
Total net new money	(2.1)	3.2	10.0			32.2	59.5

Asset Management

Asset Management (continued)¹
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Invested assets (USD billion)
Equities	285	330	300	(13)	(5)	285	300
Fixed Income	253	245	248	3	2	253	248
of which: money market	85	82	78	4	9	85	78
Multi Assets & Solutions	120	130	130	(8)	(8)	120	130
Hedge Fund Businesses	42	44	42	(4)	0	42	42
Real Estate & Private Markets	81	81	76	0	7	81	76
Total invested assets	781	830	796	(6)	(2)	781	796
of which: passive strategies	298	318	293	(6)	2	298	293

Information by region
Invested assets (USD billion)
Americas	192	197	187	(3)	3	192	187
Asia Pacific	141	153	163	(8)	(14)	141	163
Europe, Middle East and Africa	189	209	178	(10)	6	189	178
Switzerland	259	271	268	(4)	(3)	259	268
Total invested assets	781	830	796	(6)	(2)	781	796

Information by channel
Invested assets (USD billion)
Third-party institutional	484	523	498	(7)	(3)	484	498
Third-party wholesale	78	84	82	(7)	(5)	78	82
UBS’s wealth management businesses	219	223	216	(2)	2	219	216
Total invested assets	781	830	796	(6)	(2)	781	796

Additional information
Average attributed equity (USD billion)[7]	1.7	1.7	1.7	0	(4)	1.7	1.7
Return on attributed equity (%)[7]	27.0	29.1	54.8			26.5	34.0
Return on attributed tangible equity (%)[7]	141.4	153.4	297.5			139.4	186.2
Risk-weighted assets (USD billion)[7]	4.2	4.1	4.1	3	3	4.2	4.1
of which: held by Asset Management (USD billion)	4.1	4.0	4.0	2	3	4.1	4.0
of which: held by CC – Group ALM on behalf of Asset Management (USD billion)[8]	0.1	0.1	0.1	11	16	0.1	0.1
Leverage ratio denominator (USD billion)[7]	5.1	4.9	4.9	6	5	5.1	4.9
of which: held by Asset Management (USD billion)	2.7	2.6	2.8	1	(4)	2.7	2.8
of which: held by CC – Group ALM on behalf of Asset Management (USD billion)[8]	2.5	2.2	2.1	11	16	2.5	2.1
Goodwill and intangible assets (USD billion)	1.4	1.4	1.4	(1)	(5)	1.4	1.4
Gross margin on invested assets (bps)	23	22	32	5	(28)	23	29
Adjusted gross margin on invested assets (bps)	23	22	24	5	(4)	23	26
Personnel (full-time equivalents)	2,301	2,321	2,335	(1)	(1)	2,301	2,335

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees. Beginning 1 January 2018, net management fees additionally include fund and custody expenses recognized as contra revenues and previously included in operating expenses. Prior periods were not restated for this change.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    5 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    6 Excluding the impact of business exits. Prior-period information for the periods ending before 1 January 2018 has been restated.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Results: 4Q18 vs 4Q17

Profit before tax decreased by USD 125 million or 53% to USD 114 million, mainly as the fourth quarter of 2017 included a gain of USD 153 million on the sale of our fund administration business. Excluding this gain, adjusted profit before tax increased by USD 17 million or 15% to USD 134 million, mainly due to reduced operating expenses.

Operating income

Total operating income decreased by USD 160 million or 25% to USD 469 million. Excluding the aforementioned gain on the sale of our fund administration business, adjusted operating income decreased by USD 7 million or 1%. Net management fees decreased by USD 8 million to USD 440 million, mainly reflecting continued pressure on margins and the reclassification of fund and custody expenses from operating expenses to operating income in order to better align these costs with their associated revenues within operating income.

Performance fees increased marginally by USD 1 million to USD 28 million, driven by an increase in performance fees in Hedge Fund Businesses and Real Estate & Private Markets, largely offset by lower performance fees in Equities.

We expect to see a continuation of the trend of clients moving invested assets into lower-margin passive products, which is expected to have a dampening effect on margins.

Operating expenses

Total operating expenses decreased by USD 35 million, or 9%, to USD 355 million, and adjusted operating expenses decreased by USD 24 million or 7% to USD 335 million.

Personnel expenses decreased by USD 11 million to USD 166 million. On an adjusted basis, personnel expenses decreased by USD 11 million to USD 161 million, primarily driven by reduced expenses for variable compensation.

General and administrative expenses decreased by USD 14 million to USD 57 million, and on an adjusted basis by USD 11 million to USD 54 million. This was primarily due to reduced professional fees and marketing costs as well as the aforementioned reclassification of fund and custody expenses to operating income, partly offset by higher research expenses.

Net expenses for services from Corporate Center and other business divisions decreased by USD 9 million to USD 132 million, and on an adjusted basis by USD 2 million to USD 119 million. This reflected reduced expenses from Group Operations, strategic and regulatory initiatives, Group Risk as well as the aforementioned reclassification of custody expenses to operating income, partly offset by higher expenses from Group Technology.

Net new money: 4Q18  vs 4Q17

Excluding money market flows, net new money was negative USD 4.9 billion compared with net inflows of USD 10.0 billion, an annualized net new money growth rate of negative 2.6% compared with positive 5.8%.

Invested assets: 4Q18  vs 3Q18

Invested assets decreased by USD 49 billion to USD 781 billion, reflecting negative market performance of USD 44 billion, negative currency effects of USD 3 billion (resulting primarily from the strengthening of the US dollar against the euro) and net new money outflows (including money market flows) of USD 2 billion.

Investment Bank

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Corporate Client Solutions	461	658	652	(30)	(29)	2,626	2,870
Advisory	115	236	145	(51)	(21)	717	650
Equity Capital Markets	122	161	232	(24)	(48)	786	1,075
Debt Capital Markets	160	184	190	(13)	(16)	770	797
Financing Solutions	53	74	69	(29)	(24)	279	312
Risk Management	11	3	15	265	(24)	75	36
Investor Client Services	1,095	1,308	1,179	(16)	(7)	5,562	5,016
Equities	792	919	912	(14)	(13)	3,936	3,612
Foreign Exchange, Rates and Credit	304	389	266	(22)	14	1,626	1,405
Income	1,556	1,966	1,831	(21)	(15)	8,188	7,886
Credit loss (expense) / recovery	(18)	1	(81)		(78)	(38)	(92)
Total operating income	1,538	1,967	1,750	(22)	(12)	8,150	7,794
Personnel expenses	537	673	658	(20)	(18)	2,941	3,006
General and administrative expenses	263	101	269	160	(3)	661	675
Services (to) / from Corporate Center and other business divisions	782	702	771	11	1	2,889	2,824
of which: services from CC – Services	763	688	746	11	2	2,811	2,729
Depreciation and impairment of property, equipment and software	2	2	3	1	(16)	8	10
Amortization and impairment of intangible assets	2	5	2	(60)	(15)	12	12
Total operating expenses	1,585	1,484	1,704	7	(7)	6,511	6,527
Business division operating profit / (loss) before tax	(47)	483	46			1,639	1,267

Adjusted results[2]
Total operating income as reported	1,538	1,967	1,750	(22)	(12)	8,150	7,794
of which: gains on sale of financial assets at fair value through OCI[3]			29				137
Total operating income (adjusted)	1,538	1,967	1,720	(22)	(11)	8,150	7,658
Total operating expenses as reported	1,585	1,484	1,704	7	(7)	6,511	6,527
of which: personnel-related restructuring expenses[4]	1	1	12			16	39
of which: non-personnel-related restructuring expenses[4]	3	3	6			11	18
of which: restructuring expenses allocated from CC – Services[4]	69	32	108			166	310
of which: gain related to changes to the Swiss pension plan						(5)
of which: expenses from modification of terms for certain DCCP awards[5]			26				26
Total operating expenses (adjusted)	1,512	1,448	1,553	4	(3)	6,323	6,135
Business division operating profit / (loss) before tax as reported	(47)	483	46			1,639	1,267
Business division operating profit / (loss) before tax (adjusted)	26	519	168	(95)	(84)	1,826	1,523

Key performance indicators[6]
Pre-tax profit growth (%)	(201.9)	73.3	(85.0)			29.3	25.0
Cost / income ratio (%)	101.8	75.5	93.1			79.5	82.8
Return on attributed equity (%)[7]	(1.9)	19.5	1.8			16.0	13.3

Adjusted key performance indicators[2,6]
Pre-tax profit growth (%)	(84.5)	42.1	(51.3)			20.0	(0.1)
Cost / income ratio (%)	97.2	73.7	86.2			77.2	79.2
Return on attributed equity (%)[7]	1.0	20.9	6.8			17.8	16.0

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Additional information
Average attributed equity (USD billion)[7]	10.0	9.9	9.9	0	0	10.2	9.5
Return on attributed tangible equity (%)[7]	(1.8)	19.8	2.0			16.2	13.6
Risk-weighted assets (USD billion)[7]	87.3	82.4	77.0	6	13	87.3	77.0
of which: held by the Investment Bank (USD billion)	86.9	81.9	76.5	6	14	86.9	76.5
of which: held by CC – Group ALM on behalf of the Investment Bank (USD billion)[8]	0.4	0.4	0.5	1	(16)	0.4	0.5
Return on risk-weighted assets, gross (%)[9]	7.3	9.5	9.4			9.7	10.6
Leverage ratio denominator (USD billion)[7]	256.2	288.2	290.9	(11)	(12)	256.2	290.9
of which: held by the Investment Bank (USD billion)	240.1	272.2	271.0	(12)	(11)	240.1	271.0
of which: held by CC – Group ALM on behalf of the Investment Bank (USD billion)[8]	16.1	16.0	19.9	1	(19)	16.1	19.9
Return on leverage ratio denominator, gross (%)[9]	2.3	2.7	2.5			2.9	2.8
Goodwill and intangible assets (USD billion)	0.1	0.0	0.1	166	91	0.1	0.1
Compensation ratio (%)	34.5	34.2	35.9			35.9	38.1
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	9	10	12	(2)	11	10
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.5	1.1	1.0			1.5	1.0
Personnel (full-time equivalents)	5,205	4,957	4,822	5	8	5,205	4,822

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects a gain on the sale of our remaining investment in IHS Markit. Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale. With the adoption of IFRS 9 on 1 January 2018, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    4 Reflects restructuring expenses related to legacy cost programs.    5 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    6 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets (RWA) and leverage ratio denominator (LRD) held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    9 Based on total RWA and LRD.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired loan exposures.

Results: 4Q18 vs 4Q17

Profit before tax decreased by USD 93 million, resulting in a loss of USD 47 million. Adjusted profit before tax decreased by USD 142 million or 84% to USD 26 million, mainly driven by lower revenues in Corporate Client Solutions and Equities.

Operating income

Total operating income decreased by USD 212 million, or 12%, to USD 1,538 million. Excluding a gain of USD 29 million on the sale of our investment in the London Clearing House in the fourth quarter of 2017, adjusted operating income decreased by USD 182 million to USD 1,538 million. This was primarily due to USD 283 million lower revenues in Corporate Client Solutions and Equities, partly offset by a USD 38 million increase in Foreign Exchange, Rates and Credit revenues. Credit loss expense decreased by USD 63 million to USD 18 million, mainly as the prior-year quarter included an expense related to a margin loan to a single client, following a significant decrease in the value of the collateral.

Corporate Client Solutions

Corporate Client Solutions revenues decreased by USD 191 million or 29% to USD 461 million, reflecting lower revenues across all areas.

Advisory revenues decreased to USD 115 million from USD 145 million, reflecting lower revenues from merger and acquisition transactions against a global fee pool increase of 27% and a decline in revenues from private transactions.

Equity Capital Markets revenues decreased to USD 122 million from USD 232 million, due to lower revenues from public offerings, where the global fee pool decreased 36%, as well as reduced revenues from private transactions.

Debt Capital Markets revenues decreased to USD 160 million from USD 190 million, reflecting lower investment-grade revenues as the global fee pool decreased 22%. Leveraged finance revenues were broadly unchanged against a global fee pool decrease of 32%.

Financing Solutions revenues decreased to USD 53 million from USD 69 million, primarily reflecting lower real estate finance revenues.

Investment Bank

Investor Client Services

Investor Client Services revenues decreased by USD 84 million or 7% to USD 1,095 million. Excluding the aforementioned gain on the sale of our investment in the London Clearing House in the fourth quarter of 2017, adjusted revenues decreased by USD 54 million, reflecting a decrease in Equities revenues, partly offset by an increase in Foreign Exchange, Rates and Credit revenues.

Equities

Equities revenues decreased by USD 120 million or 13% to USD 792 million. Excluding the aforementioned gain on the sale of our investment in the London Clearing House, revenues decreased by USD 92 million or 10% to USD 792 million on sharp declines in global equity markets, which led to reduced client activity levels.

Cash revenues decreased to USD 310 million from USD 326 million and Derivatives revenues decreased to USD 155 million from USD 202 million, reflecting lower client activity due to the aforementioned challenging market conditions.

Financing Services revenues decreased to USD 354 million from USD 362 million, driven by lower Prime Brokerage revenues from lower client activity.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased by USD 38 million or 14% to USD 304 million. Foreign Exchange revenues increased on higher volatility and activity levels and included USD 53 million of revenues from Corporate Center - Group ALM for the rebalancing of the Group’s currency exposures in connection with the change in functional and presentation currencies. Rates and Credit revenues decreased, mainly due to weaker trading performance in Credit flow products, reflecting the challenging market conditions during the quarter.

Operating expenses

Total operating expenses decreased by USD 119 million or 7% to USD 1,585 million. Excluding a reduction in restructuring expenses of USD 54 million, adjusted operating expenses decreased by USD 41 million or 3% to USD 1,512 million.

Personnel expenses decreased by USD 121 million to USD 537 million and adjusted personnel expenses decreased by USD 85 million to USD 535 million, mainly driven by lower salaries and variable compensation.

General and administrative expenses decreased by USD 7 million to USD 263 million, and on an adjusted basis by USD 4 million to USD 260 million, mainly as the fourth quarter of 2018 included a net expense for the UK bank levy of USD 61 million compared with an expense of USD 76 million in the fourth quarter of 2017, partly offset by higher professional fees.

Net expenses for services from Corporate Center and other business divisions increased to USD 782 million from USD 771 million and adjusted net expenses increased to USD 713 million from USD 664 million, mainly driven by higher net expenses from Group Technology.

Risk-weighted assets and leverage ratio denominator: 4Q18 vs 3Q18

Risk-weighted assets

Total risk-weighted assets (RWA), including RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) on behalf of the Investment Bank, increased by USD 5 billion to USD 87 billion. This was mainly due to an increase in market risk RWA, reflecting higher average regulatory and stressed value-at-risk (VaR) levels, primarily in Equities following significant market volatility in the quarter.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Corporate Center – Group ALM on behalf of the Investment Bank, decreased by USD 32 billion to USD 256 billion. LRD held by the Investment Bank decreased by USD 32 billion to USD 240 billion, mainly due to client-driven reductions and trade unwinds as well as lower derivative exposures driven by significant market volatility in the quarter. LRD held by Corporate Center – Group ALM on behalf of the Investment Bank was broadly unchanged at USD 16 billion.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Corporate Center

Corporate Center[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Total operating income	(489)	(107)	(298)	356	64	(957)	(467)
Personnel expenses	1,069	984	1,029	9	4	4,002	3,935
General and administrative expenses	1,070	962	1,293	11	(17)	3,947	4,479
Services (to) / from business divisions	(2,249)	(2,084)	(2,260)	8	0	(8,447)	(8,230)
Depreciation and impairment of property, equipment and software	334	304	268	10	25	1,199	1,024
Amortization and impairment of intangible assets	0	0	0			2	7
Total operating expenses	224	166	331	35	(32)	704	1,215
Operating profit / (loss) before tax	(713)	(273)	(629)	161	13	(1,661)	(1,682)

Adjusted results[2]
Total operating income as reported	(489)	(107)	(298)	356	64	(957)	(467)
of which: gains on sales of real estate		31				31
of which: gain / (loss) on sale of subsidiaries and businesses		25				25
of which: remeasurement loss related to UBS Securities China	(270)					(270)
of which: net foreign currency translation gains / (losses)[3]							(16)
Total operating income (adjusted)	(219)	(164)	(298)	34	(27)	(744)	(450)
Total operating expenses as reported	224	166	331	35	(32)	704	1,215
of which: personnel-related restructuring expenses[4]	70	44	134			208	443
of which: non-personnel-related restructuring expenses[4]	87	59	188			238	532
of which: restructuring expenses allocated from CC – Services[4]	(157)	(106)	(324)			(450)	(945)
of which: gain related to changes to the Swiss pension plan						(122)
Total operating expenses (adjusted)	224	169	333	32	(33)	831	1,185
Operating profit / (loss) before tax as reported	(713)	(273)	(629)	161	13	(1,661)	(1,682)
Operating profit / (loss) before tax (adjusted)	(443)	(333)	(631)	33	(30)	(1,574)	(1,635)

Additional information
Average attributed equity (USD billion)[5]	21.0	20.1	22.6	4	(7)	20.5	23.5
Risk-weighted assets (USD billion)[5,6]	57.7	59.4	58.0	(3)	0	57.7	58.0
Leverage ratio denominator (USD billion)[5,6]	302.3	279.4	278.5	8	9	302.3	278.5
Personnel (full-time equivalents)	30,581	29,526	25,817	4	18	30,581	25,817

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Capital management” section of this report for more information.    6 Prior to attributions to business divisions and other Corporate Center units for the purpose of attributing equity.

Corporate Center

Corporate Center – Services

Corporate Center – Services[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Total operating income	(354)	(40)	(46)	797	667	(513)	(157)
Personnel expenses	1,052	965	1,012	9	4	3,927	3,857
General and administrative expenses	1,035	937	1,145	10	(10)	3,801	4,336
Depreciation and impairment of property, equipment and software	334	304	268	10	25	1,199	1,024
Amortization and impairment of intangible assets	0	0	0			2	7
Total operating expenses before allocations to BDs and other CC units	2,422	2,206	2,425	10	0	8,929	9,224
Services (to) / from business divisions and other CC units	(2,289)	(2,126)	(2,313)	8	(1)	(8,624)	(8,445)
of which: services to Global Wealth Management	(988)	(935)	(1,004)	6	(2)	(3,740)	(3,626)
of which: services to Personal & Corporate Banking	(335)	(313)	(345)	7	(3)	(1,285)	(1,251)
of which: services to Asset Management	(143)	(131)	(150)	9	(5)	(541)	(562)
of which: services to Investment Bank	(763)	(688)	(746)	11	2	(2,811)	(2,729)
of which: services to CC – Group ALM	(41)	(43)	(43)	(4)	(3)	(169)	(145)
of which: services to CC – Non-core and Legacy Portfolio	(35)	(35)	(51)	(1)	(31)	(152)	(197)
Total operating expenses	133	80	111	67	20	305	779
Operating profit / (loss) before tax	(488)	(119)	(158)	308	210	(818)	(935)

Adjusted results[2]
Total operating income as reported	(354)	(40)	(46)	797	667	(513)	(157)
of which: gains on sales of real estate		31				31
of which: gain / (loss) on sale of subsidiaries and businesses		25				25
of which: remeasurement loss related to UBS Securities China	(270)					(270)
Total operating income (adjusted)	(85)	(96)	(46)	(12)	83	(300)	(157)
Total operating expenses as reported before allocations	2,422	2,206	2,425	10	0	8,929	9,224
of which: personnel-related restructuring expenses[3]	70	44	134			208	442
of which: non-personnel-related restructuring expenses[3]	87	59	188			238	532
Total operating expenses (adjusted) before allocations	2,265	2,103	2,103	8	8	8,605	8,250
Services (to) / from BDs and other CC units	(2,289)	(2,126)	(2,313)	8	(1)	(8,624)	(8,445)
of which: restructuring expenses allocated to BDs and other CC units[3]	(159)	(107)	(326)			(456)	(954)
of which: gain related to changes to the Swiss pension plan						(122)
Total operating expenses as reported after allocations	133	80	111	67	20	305	779
Total operating expenses (adjusted) after allocations	135	84	115	62	18	437	759
Operating profit / (loss) before tax as reported	(488)	(119)	(158)	308	210	(818)	(935)
Operating profit / (loss) before tax (adjusted)	(220)	(180)	(161)	22	36	(737)	(915)

Additional information
Average attributed equity (USD billion)[4]	16.6	15.7	18.3	6	(9)	16.2	19.4
Risk-weighted assets (USD billion)[4]	31.8	31.6	29.9	1	6	31.8	29.9
of which: held by CC – Services (USD billion)	31.8	31.6	29.9	1	6	31.8	29.9
Leverage ratio denominator (USD billion)[4]	8.2	8.5	7.0	(4)	17	8.2	7.0
of which: held by CC – Services (USD billion)	7.9	7.7	6.9	2	15	7.9	6.9
of which: held by CC – Group ALM on behalf of CC – Services (USD billion)[5]	0.3	0.8	0.1	(65)	157	0.3	0.1
Personnel (full-time equivalents)	30,364	29,317	25,623	4	19	30,364	25,623

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Results: 4Q18 vs 4Q17

Corporate Center – Services recorded a loss before tax of USD 488 million compared with a loss of USD 158 million in the same quarter of the previous year, and an adjusted loss before tax of USD 220 million, against a loss of USD 161 million.

Operating income

Operating income was negative USD 354 million compared with negative USD 46 million. Excluding the remeasurement loss of USD 270 million related to the increase of our shareholding in UBS Securities China in the fourth quarter of 2018, adjusted income was negative USD 85 million compared with negative USD 46 million. This was mainly driven by higher funding costs relating to Corporate Center – Services’ balance sheet assets.

→   Refer to the “Recent developments” section of this report for more information on the remeasurement loss related to UBS Securities China

→   Refer to the “Recent developments” section of this report for more information on the changes in Corporate Center cost allocations and equity attribution to business divisions as of the first quarter of 2019

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses decreased by USD 3 million to USD 2,422 million. Adjusted operating expenses before allocations increased by USD 162 million or 8% to USD 2,265 million.

Personnel expenses increased by USD 41 million to USD 1,052 million, and on an adjusted basis by USD 104 million to USD 982 million, mainly driven by continued insourcing of certain activities and staff from third-party vendors to our Business Solutions Centers.

General and administrative expenses decreased by USD 110 million to USD 1,035 million, and on an adjusted basis increased by USD 11 million to USD 969 million. This was mainly due to higher expenses from Group Technology, partly offset by a reduction in outsourcing costs following the aforementioned insourcing of certain activities and staff.

Depreciation expenses increased to USD 334 million from USD 268 million, primarily reflecting higher amortization expenses for internally generated capitalized software and asset impairment costs.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated net expenses of USD 2,289 million to the business divisions and other Corporate Center units, compared with USD 2,313 million. Adjusted allocated net expenses for services to business divisions and other Corporate Center units were USD 2,129 million compared with USD 1,988 million, mainly reflecting the aforementioned cost movements.

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations were USD 133 million compared with USD 111 million, and USD 135 million compared with USD 115 million on an adjusted basis, mainly related to increased expenses for strategic and regulatory projects.

Personnel: 4Q18 vs 3Q18

As of 31 December 2018, Corporate Center – Services employed 30,364 personnel, a net increase of 1,047 compared with 30 September 2018. The increase came primarily from the continued insourcing of certain activities from third-party vendors to our Business Solutions Centers, mainly in Group Technology. As a result, we have seen a decrease of 1,650 in outsourced personnel.

Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Business division-aligned risk management net income	47	72	160	(34)	(70)	378	726
Capital investment and issuance net income	(29)	(98)	(25)	(70)	16	(302)	(121)
Group structural risk management net income	(200)	(224)	(216)	(11)	(7)	(919)	(522)
Total risk management net income before allocations	(182)	(250)	(82)	(27)	123	(844)	83
Allocations to business divisions and other CC units	74	119	(65)	(38)		295	(268)
of which: Global Wealth Management	2	0	(97)			(90)	(377)
of which: Personal & Corporate Banking	(20)	(6)	(42)	223	(53)	(56)	(184)
of which: Asset Management	(4)	(3)	(5)	27	(8)	(15)	(19)
of which: Investment Bank	77	101	81	(24)	(5)	391	351
of which: CC – Services	(10)	(7)	(31)	51	(68)	(43)	(123)
of which: CC – Non-core and Legacy Portfolio	28	34	29	(18)	(2)	108	84
Total risk management net income after allocations	(109)	(131)	(147)	(17)	(26)	(549)	(185)
Accounting asymmetries related to economic hedges	(82)	0	(45)		80	(105)	(62)
Hedge accounting ineffectiveness[2]	52	12	(7)	338		13	(13)
Net foreign currency translation gains / (losses)[3]							(16)
Other	30	10	(13)	194		33	(11)
Total operating income as reported	(108)	(108)	(213)	0	(49)	(609)	(288)
Total operating income (adjusted)[4]	(108)	(108)	(213)	0	(49)	(609)	(271)
Personnel expenses	11	11	8	1	27	41	34
General and administrative expenses	13	9	13	35	1	42	27
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	0	0	(3)		(88)	1	(13)
Total operating expenses as reported	23	20	18	13	31	84	48
of which: personnel-related restructuring expenses[5]	0	0	0			0	1
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services[5]	1	1	1			3	3
Total operating expenses (adjusted)	22	19	16	15	39	81	44
Operating profit / (loss) before tax as reported	(131)	(128)	(230)	2	(43)	(693)	(336)
Operating profit / (loss) before tax (adjusted)[4]	(130)	(127)	(229)	2	(43)	(690)	(315)

Additional information
Average attributed equity (USD billion)[6]	3.3	3.2	3.1	1	6	3.2	2.8
Risk-weighted assets (USD billion)[6]	12.0	12.0	11.5	0	4	12.0	11.5
of which: held by CC – Group ALM on behalf of BDs and other CC units (USD billion)[7]	4.0	3.8	4.0	4	0	4.0	4.0
Leverage ratio denominator (USD billion)[6]	283.5	260.2	256.3	9	11	283.5	256.3
of which: held by CC – Group ALM on behalf of BDs and other CC units (USD billion)[7]	124.9	118.3	127.6	6	(2)	124.9	127.6
Personnel (full-time equivalents)	173	165	143	5	21	173	143

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Excludes ineffectiveness of hedges of net investments in foreign operations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Capital management” section of this report for more information.    7 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Results: 4Q18 vs 4Q17

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a loss before tax of USD 131 million compared with a loss before tax of USD 230 million in the fourth quarter of 2017. This improvement came mainly as a result of favorable market developments relating to hedge accounting, together with offsetting factors including own credit mark-to-market losses and changes to internal funds transfer pricing rates.

Operating income

Total operating income after allocations to business divisions and other Corporate Center units was negative USD 108 million compared with negative USD 213 million, mainly due to lower retained expense from Group structural risk management activities and gains in hedge accounting.

Total risk management net income before allocations to business divisions and other Corporate Center units was negative USD 182 million compared with negative USD 82 million, reflecting lower net income from business division-aligned risk management activities.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities, before allocations to business divisions and other Corporate Center units, was USD 47 million compared with USD 160 million. This was mainly driven by the ongoing effect of negative Swiss franc and euro interest rates and the expiration of an interest rate hedge portfolio in November 2017.

In addition, during the third quarter of 2018, Group ALM’s interest rate risk management capability was extended to the management of Global Wealth Management’s interest rate risk in the US. This resulted in lower Group ALM income and an offsetting higher Global Wealth Management income. Previously, this income was realized in Group ALM and fully allocated to Global Wealth Management.

Capital investment and issuance net income

Net income from capital investment and issuance activities before allocations to business divisions and other Corporate Center units was negative USD 29 million compared with negative USD 25 million. Effective from the second quarter of 2018, additional net negative income from capital investment and issuance activities is allocated to Global Wealth Management and Personal & Corporate Banking as a result of changes we made to our internal funds transfer pricing rates. This was offset by incremental positive income from investment of the Group’s equity due to a switch from Swiss francs to US dollars in the portfolio.

Group structural risk management net income

Net income from Group structural risk management activities before allocations to business divisions and other Corporate Center units was negative USD 200 million, compared with negative USD 216 million.

Net interest expense from the management of Group ALM’s portfolio of internal funding increased as a result of higher London Interbank Offered Rate (LIBOR) rates on floating rate liabilities and the inclusion of the interest expense on a portfolio of long-dated cross-currency swaps, following a change in accounting policy in the first quarter of 2018. The interest expense of that portfolio was previously recognized in Other net income from fair value changes on financial instruments (prior to 1 January 2018: Net trading income) and reported in Accounting asymmetries related to economic hedges. These effects were offset by the aforementioned changes made to our internal funds transfer pricing rates along with improved revenues from the management of the Group’s high-quality liquid assets (HQLA).

Allocations to business divisions and other Corporate Center units

Total net income allocations from risk management activities to business divisions and other Corporate Center units were negative USD 74 million compared with positive USD 65 million. The drop mainly reflects the aforementioned lower net income from business division-aligned risk management activities, which is fully allocated to the business divisions, in particular Global Wealth Management and Personal & Corporate Banking. This is in addition to the aforementioned changes in internal funds transfer pricing rates and increases in income from invested equity.

Total risk management net income after allocations

Group ALM retained negative income of USD 109 million from its risk management activities after allocations, compared with negative USD 147 million, mainly resulting from the impacts of aforementioned changes in internal funds transfer pricing rates and improved revenues from the management of the Group’s HQLA portfolio offset by higher net interest expense in Group ALM’s portfolio of internal funding.

We expect retained income from risk management activities to be slightly more than negative USD 100 million per quarter and to improve over time.

→   Refer to the “Recent developments” section of this report for more information on the changes in Corporate Center cost allocations and equity attribution to business divisions as of the first quarter of 2019

Corporate Center

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was negative USD 82 million compared with negative USD 45 million, due to mark-to-market impacts of changes in UBS’s own credit risk. This effect is partly offset by the aforementioned change in accounting policy in the first quarter of 2018 related to the interest expense on long-dated cross-currency swaps.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was USD 52 million, compared with negative USD 7 million. This ineffectiveness arises primarily from changes in the spread between LIBOR and the overnight index swap (OIS) rate due to differences in the way these affect the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate. In the fourth quarter of 2018, the spread between LIBOR and OIS tightened.

Other

Other net income was USD 30 million compared with negative USD 13 million. This was largely due to mark-to-market effects from bond issuances that are economically hedged but not designated into the hedge accounting programs, which benefited from the fall in long-end US dollar interest rates during the fourth quarter of 2018 and improved investment of equity income retained in Group ALM, in accordance with its share of attributed equity.

These effects were offset by a USD 53 million market-level execution fee for the rebalancing of the Group’s currency exposures in connection with the change in functional and presentation currencies, paid internally to the Investment Bank.

Balance sheet, risk-weighted assets, leverage ratio denominator: 4Q18 vs 3Q18

Balance sheet assets

Balance sheet assets increased by USD 25 billion to USD 280 billion, primarily reflecting an increase in cash and balances at central banks as business divisions returned more funding to Group ALM.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Risk-weighted assets were unchanged at USD 12 billion as of 31 December 2018.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator increased by USD 23 billion to USD 284 billion, consistent with the increase in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio[1]
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	3Q18	4Q17	31.12.18	31.12.17

Results
Income	(21)	42	(31)		(33)	172	(11)
Credit loss (expense) / recovery	(6)	(1)	(8)	364	(28)	(8)	(11)
Total operating income	(26)	41	(39)		(32)	165	(22)
Personnel expenses	6	9	9	(36)	(34)	35	44
General and administrative expenses	22	15	136	47	(84)	104	117
Services (to) / from business divisions and other CC units	40	42	57	(4)	(30)	176	228
of which: services from CC – Services	35	36	51	(1)	(31)	153	198
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	68	66	202	3	(67)	315	388
Operating profit / (loss) before tax	(94)	(25)	(241)	276	(61)	(150)	(411)

Adjusted results[2]
Total operating income as reported	(26)	41	(39)		(32)	165	(22)
Total operating income (adjusted)	(26)	41	(39)		(32)	165	(22)
Total operating expenses as reported	68	66	202	3	(67)	315	388
of which: personnel-related restructuring expenses[3]	0	0	0			0	0
of which: non-personnel-related restructuring expenses[3]	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services[3]	1	(1)	1			3	6
Total operating expenses (adjusted)	66	66	201	0	(67)	312	382
Operating profit / (loss) before tax as reported	(94)	(25)	(241)	276	(61)	(150)	(411)
Operating profit / (loss) before tax (adjusted)	(93)	(26)	(240)	263	(61)	(148)	(405)

Additional information
Average attributed equity (USD billion)[4]	1.0	1.1	1.2	(8)	(15)	1.2	1.4
Risk-weighted assets (USD billion)[4]	13.9	15.9	16.6	(12)	(16)	13.9	16.6
of which: held by CC – Non-core and Legacy Portfolio (USD billion)	13.9	15.8	16.5	(12)	(16)	13.9	16.5
Leverage ratio denominator (USD billion)[4]	12.5	13.4	17.1	(7)	(27)	12.5	17.1
of which: held by CC – Non-core and Legacy Portfolio (USD billion)	10.8	11.5	15.3	(6)	(29)	10.8	15.3
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (USD billion)[5]	1.7	2.0	1.8	(15)	(7)	1.7	1.8
Personnel (full-time equivalents)	44	45	52	(2)	(15)	44	52

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Composition of Non-core and Legacy Portfolio[1]
USD billion	RWA		Total assets[2]		LRD[3]
Category	31.12.18	30.9.18	31.12.18	30.9.18	31.12.18	30.9.18
Linear rates	1.1	1.2	22.1	21.6	4.2	4.4
Non-linear rates	0.5	0.3	5.8	6.3	1.3	1.5
Credit	0.1	0.1	0.0	0.1	0.1	0.2
Securitizations	1.2	1.9	0.6	0.6	0.6	0.7
Auction preferred stock and auction rate securities	0.4	0.5	1.7	1.8	1.7	1.8
Municipal swaps and options	0.4	0.3	1.6	1.6	1.0	1.0
Other	1.0	1.0	2.9	2.8	1.9	1.9
Operational risk	9.2	10.5
Total	13.9	15.8	34.7	34.8	10.8	11.5

1 The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the table necessarily represent the risk measures used to manage and control these positions.    2 Total assets of USD 34.7 billion as of 31 December 2018 (USD 34.8 billion as of 30 September 2018) include positive replacement values (gross exposure excluding the effect of any counterparty netting) of USD 29.3 billion (USD 29.1 billion as of 30 September 2018).    3 Swiss SRB leverage ratio denominator.

Corporate Center

Results: 4Q18 vs 4Q17

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of USD 94 million compared with a loss of USD 241 million.

Operating income

Total operating income improved by USD 13 million to negative USD 26 million, driven by non-recurring prior-year valuation losses on financial assets designated at fair value.

Operating expenses

Total operating expenses decreased by USD 134 million to USD 68 million, primarily reflecting a USD 108 million reduction in expenses for litigation, regulatory and similar matters. Net expenses for services from business divisions and other Corporate Center units decreased by USD 17 million, primarily as a result of lower service consumption from Corporate Center – Services.

Balance sheet, risk-weighted assets and leverage ratio denominator: 4Q18 vs 3Q18

Balance sheet assets

Balance sheet assets remained stable at USD 35 billion.

Risk-weighted assets

Risk-weighted assets decreased by USD 2 billion to USD 14 billion, mainly as a result of lower operational risk RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Group ALM on behalf of Non-core and Legacy Portfolio, decreased by USD 1 billion to USD 13 billion.

→   Refer to the “Capital management” section of this report for more information

Risk, treasury and capital management

Management report

Risk management and control

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2017.

Credit risk

We adopted IFRS 9, Financial Instruments, effective as of 1 January 2018. IFRS 9 introduces a forward-looking expected credit loss (ECL) approach, which is intended to result in an earlier recognition of credit losses based on an ECL impairment approach compared with the incurred-loss impairment approach for financial instruments under IAS 39, Financial Instruments: Recognition and Measurement and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Total net credit loss expenses were USD 53 million in the fourth quarter of 2018, almost entirely reflecting a USD 52 million net increase in losses from credit-impaired (stage 3) positions, mainly in Personal & Corporate Banking and to a lesser extent in the Investment Bank.

Overall credit risk exposures were broadly unchanged during the fourth quarter of 2018.

We continue to manage our Swiss lending portfolios prudently and remain watchful for any signs of deterioration that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business continued to see a steady flow of transactions, the majority of which were sub-investment grade. Overall our ability to distribute this risk remained sound; however, with increased market volatility and more difficult credit markets observed towards the end of the quarter, we remain cautious. Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

We continued to manage market risks at generally low levels of management value-at-risk (VaR). Average management VaR (1-day, 95% confidence level) increased to USD 11 million from USD 9 million in the previous quarter, mainly in the Investment Bank’s Equities business following significant market volatility.

There was one new Group VaR backtesting exception in the fourth quarter of 2018, and the total number of negative backtesting exceptions within the most recent 250-business-day window remained at 2. The FINMA VaR multiplier for market risk RWA remained unchanged at 3.

As of 31 December 2018, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was positive USD 1.0 million compared with positive USD 1.3 million as of 30 September 2018. The change in interest rate sensitivity was driven by a reduction in the target replication of Swiss franc equity following the change of UBS’s functional currency from Swiss francs to US dollars.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2017 for more information on the management of interest rate risk in the banking book

The interest rate sensitivity to a +1 basis point parallel shift in yield curves of the positions in the banking book that are valued through OCI was negative USD 24 million as of 31 December 2018. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. The OCI associated with cash flow hedges is not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the effect of rising interest rates on equity, capital and net interest income

Country risk

We remain watchful of developments in Europe and political shifts in a number of countries. Our direct exposure to peripheral European countries remains limited, although we have significant country risk exposure to major EU economies, including the UK, Germany and France. Italy’s deficit and tensions between Italy and the EU, as well as the UK’s process of exiting the EU, remain areas of concern.

→   Refer to the “Recent developments” section of this report for more information on the UK withdrawal from the EU

We are closely monitoring the growing risks stemming from ongoing US trade policy shifts, and their potential impact on key markets, economies and countries.

We also continue to closely monitor our direct exposure to China. A number of emerging markets, including Turkey and Argentina, are facing economic, political and market pressures. Our exposures to these countries are small and our exposure to other emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2017 for more information

Operational risk

The pervasive consequential risk themes that continue to challenge UBS and the financial industry are operational resilience, conduct and culture, and financial crime.

Operational resilience remains a key focus for the firm as we continually enhance our ability to respond to disruptions and maintain effective day-to-day business activities. Cybersecurity and data protection are critical elements of operational resilience. Our cybersecurity objectives are set in line with prevailing international standards and our data protection standards are intended to align with applicable data protection regulations and standards. We are investing in preemptive and detective measures to defend against evolving and highly sophisticated cyberattacks to achieve our objectives and meet applicable standards. Our investment priorities focus on increasing readiness to detect and respond to cyber threats and data loss, employee training and behaviors, and application and infrastructure security (including vulnerability management).

Financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention persists. An effective financial crime prevention program remains essential for the firm. Money laundering and financial fraud techniques are becoming increasingly sophisticated, while geopolitical volatility makes the sanctions landscape more complex. We continue to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations, in particular in the US.

Management of conduct risk is an integral part of our operational risk framework. In managing conduct risk, we continue to focus on embedding the framework, enhancing the management information and maintaining momentum on improving culture. Conduct-related management information is reviewed at the business and regional governance level, providing metrics on employee conduct, clients and markets. Furthermore, we continue to pursue behavioral initiatives, such as the “Principles of Good Supervision,” and provide mandatory compliance and risk training.

Throughout 2018 we maintained our focus on regulatory reporting, updating our regulatory process management framework and enhancing our regulatory developments tracking. We are also enhancing our operational risk framework assessment processes, including legal entity reporting, to ensure that these programs meet evolving regulatory expectations.

Risk management and control

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products[1,2]
Gross exposure (IFRS 9)	186,302	157,178	1,150	39,869	1,156	131,548	522	517,725
of which: loans and advances to customers (on-balance sheet)	170,413	133,253	7	9,090	85	8,222	55	321,125
of which: guarantees and loan commitments (off-balance sheet)	6,111	20,609	0	22,290	77	271	0	49,358
Traded products[3,4]
Gross exposure	10,606	873	0	30,771				42,250
of which: over-the-counter derivatives	5,960	762	0	9,441				16,163
of which: securities financing transactions	153	0	0	16,004				16,157
of which: exchange-traded derivatives	4,494	111	0	5,325				9,930
Other credit lines, gross[2,5]	10,345	22,994	0	3,202	88	6	0	36,634

Total credit-impaired exposure, gross (stage 3)[1,2]	625	1,974	0	140	0	26	389	3,154
Total allowances and provisions for expected credit losses (stages 1 to 3)[2]	223	697	0	108	0	3	23	1,054
of which: stage 1	62	78	0	34	0	3	0	176
of which: stage 2	34	146	0	3	0	0	0	183
of which: stage 3 (allowances and provisions for credit-impaired exposures)	127	474	0	71	0	0	23	695

	30.9.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products[1,2]
Gross exposure (IFRS 9)	188,966	156,478	1,107	38,265	838	117,182	520	503,357
of which: loans and advances to customers (on-balance sheet)	173,946	133,502	0	9,306	40	8,174	53	325,021
of which: guarantees and loan commitments (off-balance sheet)	5,858	19,589	0	22,137	80	2	16	47,681
Traded products[3,4]
Gross exposure	10,386	940	0	34,133				45,458
of which: over-the-counter derivatives	6,619	849	0	9,844				17,312
of which: securities financing transactions	244	0	0	18,769				19,014
of which: exchange-traded derivatives	3,523	91	0	5,520				9,132
Other credit lines, gross[2,5]	9,047	22,680	0	3,821	78	6	0	35,631

Total credit-impaired exposure, gross (stage 3)[1,2]	884	1,899	0	111	0	26	384	3,303
Total allowances and provisions for expected credit losses (stages 1 to 3)[2]	302	733	0	90	0	2	17	1,144
of which: stage 1	55	64	0	30	0	2	0	151
of which: stage 2	31	171	0	4	0	0	0	207
of which: stage 3 (allowances and provisions for credit-impaired exposures)	216	497	0	55	0	0	17	786

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines.    2 Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the UBS Group first quarter 2018 report for more information on the adoption of IFRS 9 and on expected credit losses.    3 Internal management view of credit risk, which differs in certain respects from IFRS.    4 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM is provided.    5 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.12.18	30.9.18	31.12.18	30.9.18
Secured by residential property	51,251	50,255	96,841	97,076
Secured by commercial / industrial property	2,233	2,151	16,887	16,894
Secured by cash	15,529	14,015	1,467	1,521
Secured by securities	90,946	96,908	1,647	1,582
Secured by guarantees and other collateral	9,469	9,618	5,754	5,958
Unsecured loans and advances to customers	986	1,000	10,657	10,471
Total loans and advances to customers, gross	170,413	173,946	133,253	133,502
Allowances	(102)	(172)	(594)	(622)
Total loans and advances to customers, net of allowances	170,312	173,775	132,659	132,880

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	14	10	10	7	5	6	3	2
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	3	6	6	4	0	4	1	1	0
CC – Non-core and Legacy Portfolio	2	2	2	2	1	1	1	0	0
Diversification effect[2,3]			(7)	(6)	(1)	(4)	(3)	(1)	0
Total as of 31.12.18	7	15	12	11	7	7	6	3	2
Total as of 30.9.18	5	15	9	9	6	7	6	3	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Risk management and control

Interest rate sensitivity – banking book[1]
USD million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(8.5)	(8.5)	0.8	78.6	158.6
EUR	(167.9)	(141.3)	0.1	6.9	15.6
GBP	(88.2)	(56.0)	0.1	11.1	20.5
USD	(355.3)	(96.5)	0.0	(73.6)	(202.3)
Other	8.8	3.7	0.1	10.4	21.3
Total effect on fair value of interest rate-sensitive banking book positions as of 31.12.18	(611.1)	(298.5)	1.0	33.4	13.6
Total effect on fair value of interest rate-sensitive banking book positions as of 30.9.18	(461.7)	(214.8)	1.3	89.3	162.1

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Global Wealth Management (excluding Americas) and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	31.12.18							30.9.18
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	79	78	244	164	56	379	298	978	898
Belgium	280	276	87	87	58	425	420	655	655
Finland	10	10	103	103	197	310	310	99	99
France	613	611	1,030	938	1,832	3,475	3,381	3,965	3,871
Greece	3	1	0	0	2	6	4	5	5
Ireland[2]	238	230	32	32	831	1,100	1,093	743	743
Italy	763	652	292	262	127	1,181	1,041	1,004	856
Portugal	21	21	4	4	2	27	27	43	43
Spain	385	383	50	50	199	635	633	809	809
Other[3]	275	257	6	6	27	307	290	582	446
Total	2,667	2,519	1,848	1,646	3,331	7,845	7,497	8,883	8,425

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2017, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Assets (31 December 2018 vs 30 September 2018)

As of 31 December 2018, balance sheet assets totaled USD 958 billion, an increase of USD 8 billion from 30 September 2018. Total assets excluding derivatives and cash collateral receivables on derivative instruments decreased by USD 3 billion, largely due to currency effects.

Cash and balances at central banks increased by USD 14 billion, primarily resulting from lower client-driven activity that reduced funding consumption by the business divisions. Receivables from securities financing transactions at amortized cost increased by USD 12 billion, mainly in Corporate Center – Group Asset and Liability Management (Group ALM), reflecting a reinvestment of higher cash balances resulting from the aforementioned changes in business division funding consumption, partly offset by client-driven decreases in our Foreign Exchange, Rates and Credit business within the Investment Bank. Derivatives and cash collateral receivables on derivative instruments increased by USD 12 billion, mainly in the Investment Bank, primarily reflecting fair value changes resulting from currency movements and increased client activity, as well as in Global Wealth Management.

These increases were partly offset by a USD 19 billion decrease in trading portfolio assets, primarily reflecting client-driven reductions and trade unwinds in the Investment Bank. Brokerage receivables decreased by USD 4 billion, mainly in our Equities business within the Investment Bank. Lending decreased by USD 3 billion, driven by lower Lombard loan balances in Global Wealth Management. Other financial assets at amortized cost and fair value decreased by USD 2 billion, mainly reflecting fair value changes in the Investment Bank. Non-financial assets and financial assets for unit-linked investment contracts decreased by USD 2 billion, driven by a decrease in unit-linked investment contracts, with a decrease also seen in the related liabilities.

Liquidity coverage ratio

In the fourth quarter of 2018, the UBS Group liquidity coverage ratio (LCR) increased by 1 percentage point to 136%, remaining above the 110% Group LCR minimum communicated by FINMA. The LCR increase was primarily driven by lower net cash outflows related to secured financing transactions. This was partly offset by decreased high-quality liquid assets due to lower average cash balances.

→   Refer to the “Treasury management” section of our Annual Report 2017 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 4Q18[1]	Average 3Q18[1]
High-quality liquid assets	173	177
Net cash outflows	127	131
Liquidity coverage ratio (%)	136	135
1 Calculated based on an average of 64 data points in the fourth quarter of 2018 and 63 data points in the third quarter of 2018.

Balance sheet, liquidity and funding management

Liabilities and funding management

Liabilities (31 December 2018 vs 30 September 2018)

Total liabilities increased to USD 905 billion as of 31 December 2018 from USD 898 billion as of 30 September 2018.

Derivatives and cash collateral payables on derivative instruments increased by USD 11 billion, in line with the aforementioned increases in derivative financial assets and cash collateral receivables. Customer deposits increased by USD 11 billion, primarily in Group ALM and Global Wealth Management.

Long-term debt issued decreased by USD 5 billion, driven by mark-to-market effects on debt issued designated at fair value within the Investment Bank. Long-term debt issued measured at amortized cost was broadly unchanged, as the issuance of a USD 0.5 billion equivalent Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 capital instrument and USD 1.3 billion equivalent Japanese yen-denominated senior unsecured debt that contributes to our loss-absorbing capacity (TLAC) were largely offset by the maturity of USD 1.5 billion equivalent US dollar-denominated senior unsecured debt.

Short-term borrowings decreased by USD 4 billion, mainly reflecting net redemptions of commercial paper and certificates of deposit. Trading portfolio liabilities decreased by USD 4 billion, mainly reflecting client-driven decreases and mark-to-market effects in the Investment Bank. Non-financial liabilities and financial liabilities for unit-linked investment contracts decreased by USD 1 billion, mainly related to a decrease in unit-linked investment contracts, in line with the aforementioned reduction in related assets.

Payables from securities financing transactions and brokerage payables were broadly unchanged.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

Equity

Equity attributable to shareholders increased to USD 53,309 million as of 31 December 2018 from USD 52,094 million as of 30 September 2018.

Total comprehensive income attributable to shareholders was USD 1,588 million, reflecting net profit of USD 696 million and other comprehensive income (OCI) of USD 892 million. OCI included cash flow hedge OCI of USD 616 million, OCI related to own credit of USD 368 million and OCI related to debt instruments at fair value of USD 44 million, partly offset by negative foreign currency translation OCI of USD 105 million and negative defined benefit plan OCI of USD 31 million.

Share premium increased by USD 113 million, mainly due to the amortization of deferred share-based compensation awards.

Net treasury share activity decreased equity attributable to shareholders by USD 486 million, mainly related to the purchase of shares to hedge future share delivery obligations under share-based compensation plans, and the repurchase of 7.3 million shares under the share repurchase program that was announced in January 2018. Share repurchases under the share repurchase program totaled USD 100 million during the quarter. For the full year 2018, we repurchased 48.3 million shares totaling CHF 750 million under the share repurchase program.

→   Refer to the “Recent developments” section of this report for information on the change of our presentation currency and certain functional currencies to US dollars in the fourth quarter of 2018

Off-balance sheet (31 December 2018 vs 30 September 2018)

Forward starting reverse repurchase agreements and forward starting repurchase agreements decreased by USD 15 billion and USD 9 billion, respectively, primarily in Group ALM, reflecting lower activity across the year-end period. Guarantees increased by USD 1 billion to USD 17 billion, primarily in Personal & Corporate Banking. Loan commitments were stable at USD 34 billion.

Net stable funding ratio

As of 31 December 2018, our estimated pro forma net stable funding ratio (NSFR) was 110%, an increase of 5 percentage points from 30 September 2018, primarily reflecting an increase in equity, as well as retail and wholesale deposit increases, issuances of gone concern loss-absorbing instruments and a reduction of trading portfolio assets.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2017 for more information on the net stable funding ratio

Pro forma net stable funding ratio
USD billion, except where indicated	31.12.18	30.9.18
Available stable funding	469	460
Required stable funding	426	437
Pro forma net stable funding ratio (%)	110	105

Capital management

This section provides information on key developments during the reporting period and should be read in conjunction with the “Capital management” section of our Annual Report 2017, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated and UBS AG consolidated, together with capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated, will be provided in our 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which will be available from March 2019 under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated will be provided in our Annual Report 2018, which will be available from March 2019 under “Quarterly reporting” at www.ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries, many of which are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on transitional arrangements and based on the final rules effective as of 1 January 2020. The remaining differences between the columns “Swiss SRB, including transitional arrangements” and “Swiss SRB as of 1.1.20” are fully related to the eligibility of instruments as required by the too big to fail provisions in the Swiss Capital Adequacy Ordinance applicable to Swiss SRBs, which are described in the “Swiss SRB total loss-absorbing capacity framework” in the “Capital management” section of our Annual Report 2017.

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
USD million, except where indicated	31.12.18	30.9.18	31.12.17[1]	31.12.18	30.9.18	31.12.17

Going concern capital
Common equity tier 1 capital	34,501[2]	34,816	36,412	34,501[2]	34,816	33,516
High-trigger loss-absorbing additional tier 1 capital	9,790	8,798	7,034	9,790	8,798	7,034
Low-trigger loss-absorbing additional tier 1 capital	2,369	2,358	1,115[3]	2,369	2,358	2,445
Total loss-absorbing additional tier 1 capital	12,160	11,156	8,150	12,160	11,156	9,479
Total tier 1 capital	46,661	45,972	44,562	46,661	45,972	42,995
High-trigger loss-absorbing tier 2 capital	0	435	447
Low-trigger loss-absorbing tier 2 capital[4]	6,008	5,965	8,077
Total tier 2 capital	6,008	6,400	8,524
Total going concern capital	52,669	52,372	53,086	46,661	45,972	42,995

Gone concern loss-absorbing capacity[5]
High-trigger loss-absorbing tier 2 capital						223
Low-trigger loss-absorbing tier 2 capital[4]	771	757	388	6,779	6,722	8,466
Non-Basel III-compliant tier 2 capital[6]	693	699	707	693	699	707
Total tier 2 capital	1,464	1,457	1,095	7,471	7,421	9,396
TLAC-eligible senior unsecured debt	29,988	28,317	27,937	29,988	28,317	27,937
Total gone concern loss-absorbing capacity	31,452	29,773	29,032	37,460	35,738	37,333

Total loss-absorbing capacity
Total loss-absorbing capacity	84,120	82,146	82,118	84,120	81,710	80,328

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	263,747	257,041	244,559	263,747	257,041	243,636
Leverage ratio denominator	904,598	915,066	910,591	904,598	915,066	909,032

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.0	20.4	21.7	17.7	17.9	17.6
of which: common equity tier 1 capital ratio	13.1	13.5	14.9	13.1	13.5	13.8
Gone concern loss-absorbing capacity ratio	11.9	11.6	11.9	14.2	13.9	15.3
Total loss-absorbing capacity ratio	31.9	32.0	33.6	31.9	31.8	33.0

Leverage ratios (%)
Going concern leverage ratio	5.8	5.7	5.8	5.2	5.0	4.7
of which: common equity tier 1 leverage ratio	3.81	3.80	4.00	3.81	3.80	3.69
Gone concern leverage ratio	3.5	3.3	3.2	4.1	3.9	4.1
Total loss-absorbing capacity leverage ratio	9.3	9.0	9.0	9.3	8.9	8.8

1 As of 31 December 2017, the phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Prudential filters applied to RWA and LRD are also fully phased in from 1 January 2018.    2 IFRS 9 expected credit loss effects are considered on a phased-in basis in accordance with the FINMA guidance. Refer to “Introduction and basis for preparation” of our 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which will be available from March 2019, under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    3 Low-trigger loss-absorbing additional tier 1 capital of USD 2,445 million was partly offset by required deductions for goodwill of USD 1,329 million.    4 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    5 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    6 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Total loss-absorbing capacity and movement under
Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

As of 31 December 2018, our common equity tier 1 (CET1) capital decreased by USD 0.3 billion to USD 34.5 billion, as operating profit before tax was more than offset by current tax effects, accruals for capital returns to shareholders and our share repurchase program. Our loss-absorbing additional tier 1 (AT1) capital increased by USD 1.0 billion to USD 12.2 billion as of 31 December 2018, mainly due to the issuance of a USD 0.5 billion equivalent in a Singapore dollar-denominated high-trigger loss-absorbing AT1 capital instrument and USD 0.4 billion of Deferred Contingent Capital Plan (DCCP) award to be granted for the performance year 2018.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 1.7 billion to USD 37.5 billion, primarily due to the issuance of USD 1.3 billion equivalent of two total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments denominated in Japanese yen.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio decreased 0.5 percentage points to 13.1%, reflecting a USD 6.7 billion increase in RWA.

Our CET1 leverage ratio increased from 3.80% to 3.81% in the fourth quarter of 2018, reflecting a USD 10 billion decrease in the LRD.

Our gone concern loss-absorbing capacity ratio increased 0.3 percentage points to 14.2%, mainly driven by the increase in gone concern loss-absorbing capacity, offset by the aforementioned increase in RWA. Our gone concern leverage ratio increased 0.2 percentage points to 4.1%, due to the increase in gone concern loss-absorbing capacity and the decrease in the LRD.

Capital management

Swiss SRB total loss-absorbing capacity movement
USD million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 30.9.18	34,816	34,816
Operating profit before tax	862	862
Current tax (expense) / benefit	(395)	(395)
Compensation-related capital and share premium components	317	317
Defined benefit plans	(221)	(221)
Share repurchase program[1]	(100)	(100)
Other[2]	(778)	(778)
Common equity tier 1 capital as of 31.12.18	34,501	34,501
Loss-absorbing additional tier 1 capital as of 30.9.18	11,156	11,156
Issuance of high-trigger loss-absorbing additional tier 1 capital	886	886
Foreign currency translation and other effects	117	117
Loss-absorbing additional tier 1 capital as of 31.12.18	12,160	12,160
Tier 2 capital as of 30.9.18	6,400
Amortization of Deferred Contingent Capital Plan (DCCP)	(431)
Foreign currency translation and other effects	38
Tier 2 capital as of 31.12.18	6,008
Total going concern capital as of 30.9.18	52,372	45,972
Total going concern capital as of 31.12.18	52,669	46,661

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.18	1,457	7,421
Foreign currency translation and other effects	7	50
Tier 2 capital as of 31.12.18	1,464	7,471
TLAC-eligible senior unsecured debt as of 30.9.18	28,317	28,317
Issuance of TLAC-eligible senior unsecured debt issued	1,321	1,321
Foreign currency translation and other effects	351	351
TLAC-eligible senior unsecured debt as of 31.12.18	29,988	29,988
Total gone concern loss-absorbing capacity as of 30.9.18	29,773	35,738
Total gone concern loss-absorbing capacity as of 31.12.18	31,452	37,460

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.18	82,146	81,710
Total loss-absorbing capacity as of 31.12.18	84,120	84,120

1 Refer to “Balance sheet, liquidity and funding management” section of this report for more information.    2 Includes movements related to accruals for dividends to shareholders for the current year and other items.

Additional information

Sensitivity to currency movements

Effective from 1 October 2018, the functional currency of UBS Group AG and UBS AG’s Head office in Switzerland changed from Swiss francs to US dollars. To minimize adverse effects from changes in currency rates against US dollar on our CET1 capital and CET1 capital ratio, we adjusted the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to an appreciation or depreciation of 10% in the value of US dollar against other currencies.

→   Refer to the “Recent developments” section of this report for more information

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 11 billion and our CET1 capital by USD 1.2 billion as of 31 December 2018  and reduced our CET1 capital ratio by 9 basis points. Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have reduced our RWA by USD 10 billion and our CET1 capital by USD 1.1 billion, and increased our CET1 capital ratio by 9 basis points.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2018, which will be available from March 2019, for more information

Leverage ratio denominator

Our leverage ratio is also sensitive to foreign exchange movements, due to the currency mix of our capital and LRD. When adjusting the currency mix in capital, potential effects on the going concern leverage ratio are taken into account and the sensitivity of the going concern leverage ratio to an appreciation or depreciation of 10% in the value of the US dollar against other currencies is actively monitored.

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 57 billion and reduced our fully applied Swiss SRB going concern leverage ratio by 16 basis points. Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have reduced our LRD by USD 51 billion and increased our fully applied Swiss SRB going concern leverage ratio by 16 basis points.

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans, other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2018, which will be available from March 2019, for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas.

On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.5 billion as of 31 December 2018, a reduction of USD 0.3 billion from 30 September 2018. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2017 for more information

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Capital management

Risk-weighted assets

During the fourth quarter of 2018, risk-weighted assets (RWA) increased by USD 6.7 billion to USD 263.7 billion, reflecting increases from asset size and other movements of USD 6.9 billion and regulatory add-ons of USD 2.0 billion, partly offset by decreases driven by model updates of USD 1.4 billion, currency effects of USD 0.5 billion and methodology and policy changes of USD 0.3 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 30.9.18	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.12.18
Credit and counterparty credit risk[2]	146.3	(0.3)	(0.3)	2.4	0.6	(0.8)	147.9
Non-counterparty-related risk	18.2	(0.2)				0.3	18.3
Market risk	11.6			(0.5)	1.4	7.4	20.0
Operational risk	80.9			(3.4)			77.6
Total	257.0	(0.5)	(0.3)	(1.4)	2.0	6.9	263.7

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which will be available from March 2019, under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 1.6 billion to USD 147.9 billion as of 31 December 2018.

The net increase of USD 2.4 billion in RWA from model updates was primarily driven by the continued phase-in of RWA increases related to: probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages and income-producing real estate; the new LGD model for unsecured financing and commercial self-used real estate; and calibration of aircraft leasing PD and LGD parameters, together resulting in an increase of USD 2.3 billion in Personal & Corporate Banking and USD 0.3 billion in Global Wealth Management. The aforementioned increases were partly offset by a decrease of USD 0.2 billion from the LGD parameter update for sovereigns, mainly in the Investment Bank.

In addition, regulatory add-ons increased RWA by USD 0.6 billion due to a higher internal ratings-based (IRB) multiplier on Investment Bank exposures to corporates.

A decrease of USD 0.3 billion from methodology and policy changes was due to a revision of methodology applied for Lombard lending transactions in Japan.

We expect that methodology changes and model updates, including the continued phase-in of RWA increases related to PD and LGD factors on Swiss mortgages, will increase credit and counterparty credit risk RWA by around USD 3 billion in the first quarter of 2019. The extent and timing of RWA increases may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in composition of the relevant portfolios and other factors will affect our RWA.

Furthermore, RWA will increase by approximately USD 3.5 billion in the first quarter of 2019 due to the implementation of IFRS 16, Leases.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2017 for more information

Market risk

Market risk RWA increased by USD 8.3 billion in the fourth quarter of 2018, driven by asset size and other movements resulting from higher average regulatory and stressed value-at-risk (VaR) levels observed in the Investment Bank, mainly in its Equities business following significant market volatility. The increase from regulatory add-ons of USD 1.4 billion reflects updates from the monthly risks-not-in-VaR assessment and higher levels of regulatory VaR and stressed VaR.

These increases were partly offset by a USD 0.5 billion decrease primarily related to the ongoing parameter update of the VaR model and VaR model changes.

→   Refer to the “Risk management and control” section of this report and the 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which will be available from March 2019, under “Pillar 3 disclosures” at www.ubs.com/investors, for more information on market risk developments

Operational risk

Operational risk RWA decreased by USD 3.4 billion to USD 77.6 billion as of 31 December 2018, driven by a recalibration of the advanced measurement approach (AMA) model used for the calculation of operational risk capital.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2017 for more information on the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center unit
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA
	31.12.18
Credit and counterparty credit risk[1]	29.3	52.7	1.6	49.8	1.9	9.2	3.4	147.9
Non-counterparty-related risk[2]	0.1	0.1	0.1	0.0	18.1	0.0	0.0	18.3
Market risk	1.3	0.0	0.0	16.8[3]	0.0	0.6	1.3	20.0
Operational risk	27.5	4.0	2.4	20.2	11.9	2.3	9.2	77.6
Total[4]	58.2	56.8	4.1	86.9	31.8	12.0	13.9	263.7
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	2.3	1.1	0.1	0.4	0.0	(4.0)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	60.5	57.9	4.2	87.3	31.8	8.0	13.9	263.7

	30.9.18
Credit and counterparty credit risk[1]	28.9	49.9	1.5	51.0	2.0	8.9	4.1	146.3
Non-counterparty-related risk[2]	0.1	0.1	0.1	0.0	18.0	0.0	0.0	18.2
Market risk	1.2	0.0	0.0	10.7	(2.0)[3]	0.5	1.2	11.6
Operational risk	27.5	4.0	2.4	20.2	13.6	2.6	10.5	80.9
Total[4]	57.7	54.0	4.0	81.9	31.6	12.0	15.8	257.0
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	2.2	1.1	0.1	0.4	0.0	(3.8)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	59.9	55.1	4.1	82.4	31.6	8.2	15.9	257.0

	31.12.18 vs 30.9.18
Credit and counterparty credit risk[1]	0.4	2.8	0.1	(1.2)	(0.2)	0.3	(0.7)	1.6
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Market risk	0.1	0.0	0.0	6.1	2.0	0.1	0.0	8.3
Operational risk	0.0	0.0	0.0	0.0	(1.7)	(0.3)	(1.3)	(3.4)
Total[4]	0.5	2.8	0.1	4.9	0.3	0.0	(1.9)	6.7
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	0.1	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	0.6	2.8	0.1	4.9	0.2	(0.2)	(2.0)	6.7

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2018: USD 8.8 billion; 30 September 2018: USD 8.8 billion), property, equipment and software (31 December 2018: USD 9.3 billion; 30 September 2018: USD 9.2 billion) and other items (31 December 2018: USD 0.2 billion; 30 September 2018: USD 0.2 billion).    3 As of 31 December 2018, the effect of portfolio diversification across businesses, which was previously reflected in Corporate Center – Services market risk RWA, was included in the Investment Bank market risk RWA.    4 Represents RWA held by the respective business division or Corporate Center unit.    5 Represents RWA held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity“ in this section for more information.

Capital management

Leverage ratio denominator

During the fourth quarter of 2018, the leverage ratio denominator (LRD) decreased by USD 10 billion to USD 905 billion. This decrease was driven by asset size and other movements of USD 8 billion and by currency effects of USD 2 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 30.9.18	Currency effects	Asset size and other	LRD as of 31.12.18
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	672.3	(1.5)	(7.7)	663.1
Derivative exposures	99.5	(0.3)	(3.8)	95.4
Securities financing transactions	125.5	(0.2)	5.6	130.9
Off-balance sheet items	31.1	(0.1)	(2.0)	29.0
Deduction items	(13.4)	0.0	(0.4)	(13.8)
Total	915.1	(2.1)	(8.4)	904.6

1 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivatives and securities financing transactions (SFTs)) decreased by USD 8 billion. A decrease in exposures in the Investment Bank, mainly resulting from client-driven reductions and trade unwinds within the Equities business, was partly offset by an increase in cash and balances in central banks in Corporate Center – Group Asset and Liability Management (Group ALM) as client-driven activity affected funding consumption by the business divisions.

Derivative exposures decreased by USD 4 billion, reflecting decreased notional amounts and add-on exposures under the current exposure method from a net increase of client-driven trade terminations and maturities across all businesses within the Investment Bank.

These decreases were partly offset by an increase in SFTs of USD 6 billion, primarily driven by reinvestment of cash and cash equivalents in Corporate Center – Group ALM and partly offset by lower prime brokerage receivables in the Investment Bank’s Equities business.

In the first quarter of 2019, LRD will increase by approximately USD 3.5 billion due to the implementation of IFRS 16, Leases.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Leverage ratio denominator by business division and Corporate Center unit
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	31.12.18
Total IFRS assets	200.0	138.8	24.4	258.6	21.7	280.1	34.7	958.4
Difference in scope of consolidation[1]	(0.2)	0.0	(21.7)	(0.4)	(0.1)	0.1	0.0	(22.3)
Less: derivative exposures and SFTs[2]	(8.8)	(0.8)	0.0	(135.8)	0.0	(96.0)	(31.5)	(273.0)
On-balance sheet exposures	191.1	138.0	2.6	122.3	21.6	184.2	3.2	663.1
Derivative exposures	8.6	1.2	0.0	75.2	0.0	3.9	6.4	95.4
Securities financing transactions	2.7	0.0	0.0	32.0	0.0	95.0	1.2	130.9
Off-balance sheet items	5.0	13.0	0.0	10.6	0.1	0.4	0.0	29.0
Items deducted from Swiss SRB tier 1 capital					(13.8)			(13.8)
Total[3]	207.4	152.2	2.7	240.1	7.9	283.5	10.8	904.6
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	63.2	41.2	2.5	16.1	0.3	(124.9)	1.7	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	270.6	193.4	5.1	256.2	8.2	158.6	12.5	904.6

	30.9.18
Total IFRS assets	199.7	138.7	26.6	274.7	21.1	254.6	34.8	950.2
Difference in scope of consolidation[1]	(0.2)	0.0	(24.0)	(0.5)	(0.1)	0.1	0.1	(24.5)
Less: derivative exposures and SFTs[2]	(6.0)	(0.9)	0.0	(132.9)	0.0	(82.0)	(31.4)	(253.3)
On-balance sheet exposures	193.5	137.7	2.6	141.3	21.0	172.7	3.4	672.3
Derivative exposures	8.8	1.4	0.0	79.2	0.0	3.3	6.9	99.5
Securities financing transactions	2.6	0.0	0.0	40.1	0.0	81.6	1.2	125.5
Off-balance sheet items	4.6	12.1	0.0	11.6	0.1	2.7	0.0	31.1
Items deducted from Swiss SRB tier 1 capital					(13.4)			(13.4)
Total[3]	209.5	151.3	2.6	272.2	7.7	260.2	11.5	915.1
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	57.0	40.3	2.2	16.0	0.8	(118.3)	2.0	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	266.5	191.6	4.9	288.2	8.5	141.9	13.4	915.1

	31.12.18 vs 30.9.18
Total IFRS assets	0.3	0.2	(2.2)	(16.2)	0.6	25.6	(0.1)	8.2
Difference in scope of consolidation[1]	0.0	0.0	2.3	0.0	0.0	0.0	(0.1)	2.3
Less: derivative exposures and SFTs[2]	(2.8)	0.1	0.0	(2.9)	0.0	(14.0)	(0.1)	(19.6)
On-balance sheet exposures	(2.4)	0.3	0.0	(19.0)	0.6	11.5	(0.2)	(9.2)
Derivative exposures	(0.2)	(0.2)	0.0	(3.9)	0.0	0.6	(0.4)	(4.2)
Securities financing transactions	0.2	0.0	0.0	(8.1)	0.0	13.4	0.0	5.5
Off-balance sheet items	0.4	0.9	0.0	(1.0)	0.0	(2.3)	0.0	(2.1)
Items deducted from Swiss SRB tier 1 capital					(0.5)			(0.5)
Total[3]	(2.1)	0.9	0.0	(32.1)	0.2	23.3	(0.6)	(10.5)
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	6.2	0.9	0.3	0.1	(0.5)	(6.6)	(0.3)	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	4.1	1.8	0.2	(32.0)	(0.3)	16.7	(0.9)	(10.5)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    3 Represents LRD held by the respective business division or Corporate Center unit.    4 Represents LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity“ in this section for more information.

Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD). Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively. If the tangible attributed equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

LRD and RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) directly associated with activities that Corporate Center – Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units for the purpose of equity attribution. This allocation is primarily based on the level of high-quality liquid assets that is needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Corporate Center – Group ALM retains attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

Furthermore, we attribute all remaining Basel III capital deduction items to Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component of Group items, dividend accruals, unrealized gains from cash flow hedges and compensation- and own shares-related components.

→   Refer to the “Capital management” section of our Annual Report 2017 for more information on the equity attribution framework

→   Refer to the “Recent developments” section of this report for more information on planned changes to the equity attribution framework

Attributed equity
	For the quarter ended			For the year ended
USD billion	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Average attributed equity
Global Wealth Management	13.4	13.3	13.2	13.4	13.0
Personal & Corporate Banking	6.7	6.6	6.3	6.6	6.2
Asset Management	1.7	1.7	1.7	1.7	1.7
Investment Bank	10.0	9.9	9.9	10.2	9.5
Corporate Center	21.0	20.1	22.6	20.5	23.5
of which: CC – Services	16.6	15.7	18.3	16.2	19.4
of which: Group items[1]	14.8	13.9	16.5	14.4	17.6
of which: CC – Group ALM	3.3	3.2	3.1	3.2	2.8
of which: CC – Non-core and Legacy Portfolio	1.0	1.1	1.2	1.2	1.4
Average equity attributed to business divisions and Corporate Center	52.7	51.7	53.8	52.5	53.9

Average attributed tangible equity[2]
Global Wealth Management	8.3	8.3	8.1	8.4	8.0
Personal & Corporate Banking	6.7	6.6	6.3	6.6	6.2
Asset Management	0.3	0.3	0.3	0.3	0.3
Investment Bank	9.9	9.9	9.9	10.2	9.4
Corporate Center	21.0	20.1	22.6	20.5	23.5
of which: CC – Services	16.6	15.7	18.3	16.2	19.4
of which: Group items[1]	14.8	13.9	16.5	14.4	17.6
of which: CC – Group ALM	3.3	3.2	3.1	3.2	2.8
of which: CC – Non-core and Legacy Portfolio	1.0	1.1	1.2	1.2	1.4
Average tangible equity attributed to business divisions and Corporate Center	46.2	45.2	47.2	46.0	47.4

1 Of the USD 14.8 billion of average equity attributed to Group items for the fourth quarter of 2018, USD 6.1 billion related to average DTAs recognized for tax loss carry-forwards and USD 0.3 billion related to average DTAs on temporary differences in excess of the 10% of CET1 capital threshold. Dividend accruals are also included in Group items. DTA amounts and dividend accruals represent the average of 31.12.18 and 30.9.18 amounts.    2 Attributed tangible equity equals attributed equity less goodwill and intangible assets.

Return on attributed equity[1]
	For the quarter ended			For the year ended
In %	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Return on (attributed) equity[1]

Reported
Global Wealth Management	23.6	28.6	23.9	29.7	27.5
Personal & Corporate Banking	43.0	25.6	25.3	29.7	25.8
Asset Management	27.0	29.1	54.8	26.5	34.0
Investment Bank	(1.9)	19.5	1.8	16.0	13.3
UBS Group	5.3	9.7	(18.0)	9.3	1.8

Adjusted[2]
Global Wealth Management	22.9	30.7	29.9	30.4	32.0
Personal & Corporate Banking	22.5	26.1	27.6	24.4	27.5
Asset Management	31.8	31.1	26.8	29.8	31.0
Investment Bank	1.0	20.9	6.8	17.8	16.0
UBS Group	5.3	10.1	(16.6)	9.4	3.2

Return on (attributed) tangible equity[1]

Reported
Global Wealth Management	38.8	46.3	39.5	48.3	45.5
Personal & Corporate Banking	43.0	25.6	25.3	29.7	25.8
Asset Management	141.4	153.4	297.5	139.4	186.2
Investment Bank	(1.8)	19.8	2.0	16.2	13.6
UBS Group	6.2	11.2	(20.3)	10.8	2.2

Adjusted[2]
Global Wealth Management	37.6	49.8	49.2	49.4	52.8
Personal & Corporate Banking	22.5	26.1	27.6	24.4	27.5
Asset Management	166.8	164.0	145.5	156.7	170.0
Investment Bank	1.1	21.2	6.9	18.1	16.3
UBS Group	6.2	11.7	(18.8)	10.9	3.7

1 Return on attributed equity and return on attributed tangible equity shown for the business divisions. Return on equity attributable to shareholders and return on tangible equity shown for the UBS Group. Return on attributed equity and return on attributed tangible equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on treasury shares and our share repurchase program

UBS Group AG share information
	As of or for the quarter ended			For the year ended
	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17
Shares issued	3,855,634,749	3,855,121,120	3,853,096,603	3,855,634,749	3,853,096,603
Treasury shares	166,467,802	128,747,979	132,301,550	166,467,802	132,301,550
Shares outstanding	3,689,166,947	3,726,373,141	3,720,795,053	3,689,166,947	3,720,795,053
Basic earnings per share (USD)	0.19	0.34	(0.65)	1.31	0.26
Diluted earnings per share (USD)	0.18	0.33	(0.65)	1.27	0.25
Basic earnings per share (CHF)[1]	0.19	0.33	(0.63)	1.28	0.26
Diluted earnings per share (CHF)[1]	0.18	0.32	(0.63)	1.24	0.26
Equity attributable to shareholders (USD million)	53,309	52,094	52,495	53,309	52,495
Less: goodwill and intangible assets (USD million)	6,647	6,436	6,563	6,647	6,563
Tangible equity attributable to shareholders (USD million)	46,663	45,657	45,932	46,663	45,932
Total book value per share (USD)	14.45	13.98	14.11	14.45	14.11
Tangible book value per share (USD)	12.65	12.25	12.34	12.65	12.34
Share price (USD)[2]	12.44	15.79	18.40	12.44	18.40
Market capitalization (USD million)[3]	47,978	60,890	70,912	47,978	70,912

1 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.    2 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the respective spot rate.    3 Market capitalization is calculated on the basis of total shares issued multiplied by the share price at the end of the period.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial information

Unaudited

Information in this section is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing this financial information, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2017, except for the changes described in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first, second and third quarter 2018 reports. The financial information presented is unaudited and does not constitute financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

UBS Group AG interim consolidated financial information (unaudited)

UBS Group AG interim consolidated financial information (unaudited)

Income statement
	For the quarter ended			For the year ended
USD million, except per share data	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,683	2,536	2,754	10,100	10,422
Interest expense from financial instruments measured at amortized cost	(1,781)	(1,645)	(1,489)	(6,391)	(5,404)
Interest income from financial instruments measured at fair value through profit or loss	1,738	1,814	906	6,968	4,056
Interest expense from financial instruments measured at fair value through profit or loss	(1,163)	(998)	(474)	(4,653)	(2,418)
Net interest income	1,476	1,707	1,697	6,025	6,656
Other net income from fair value changes on financial instruments	1,047	1,165	999	5,984	5,065
Credit loss (expense) / recovery	(53)	(10)	(91)	(118)	(131)
Fee and commission income	4,700	4,875	4,840	19,598	19,362
Fee and commission expense	(439)	(409)	(485)	(1,703)	(1,840)
Net fee and commission income	4,261	4,466	4,355	17,895	17,522
Other income	241	101	247	427	511
Total operating income	6,972	7,428	7,207	30,213	29,622
Personnel expenses	3,839	3,936	3,980	16,132	16,199
General and administrative expenses	1,911	1,462	2,088	6,415	6,949
Depreciation and impairment of property, equipment and software	343	310	276	1,228	1,053
Amortization and impairment of intangible assets	17	15	17	65	71
Total operating expenses	6,110	5,724	6,362	23,840	24,272
Operating profit / (loss) before tax	862	1,704	845	6,373	5,351
Tax expense / (benefit)	165	448	3,234	1,468	4,305
Net profit / (loss)	697	1,256	(2,389)	4,904	1,046
Net profit / (loss) attributable to non-controlling interests	1	3	27	7	77
Net profit / (loss) attributable to shareholders	696	1,253	(2,417)	4,897	969

Earnings per share (USD)
Basic	0.19	0.34	(0.65)	1.31	0.26
Diluted	0.18	0.33	(0.65)	1.27	0.25

Changes to our functional and presentation currencies

Effective from 1 October 2018, the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland changed from Swiss francs to US dollars and that of UBS AG’s London Branch from British pounds to US dollars, in compliance with the requirements of International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates. The presentation currency of UBS Group AG’s consolidated financial information, beginning with this fourth quarter 2018 report, has changed from Swiss francs to US dollars to align with the functional currency changes of significant group entities. Prior periods have been restated for this change in presentation currency. Assets, liabilities and total equity were converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods.

Statement of comprehensive income
	For the quarter ended			For the year ended
USD million	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Comprehensive income attributable to shareholders
Net profit / (loss)	696	1,253	(2,417)	4,897	969

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(120)	38	4	(725)	1,595
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	21	107	(104)	181	(55)
Foreign currency translation differences on foreign operations reclassified to the income statement	(8)	5	13	3	32
Effective portion of changes in fair value of hedging instruments designated in net investment hedge reclassified to the income statement	2	0	(6)	2	(6)
Income tax relating to foreign currency translations, including the impact of net investment hedges	0	(2)	(3)	(2)	(2)
Subtotal foreign currency translation, net of tax	(105)	148	(96)	(541)	1,564
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	68	(25)	(12)	(56)	96
Impairment charges reclassified to the income statement from equity	0	0	2	0	15
Realized gains reclassified to the income statement from equity	0	0	(51)	0	(209)
Realized losses reclassified to the income statement from equity	0	0	4	0	14
Income tax relating to net unrealized gains / (losses)	(23)	6	18	12	(6)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	44	(18)	(39)	(45)	(91)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	816	(257)	(152)	(42)	45
Net (gains) / losses reclassified to the income statement from equity	(43)	(46)	(189)	(294)	(843)
Income tax relating to cash flow hedges	(157)	65	67	67	163
Subtotal cash flow hedges, net of tax	616	(237)	(274)	(269)	(635)
Total other comprehensive income that may be reclassified to the income statement, net of tax	556	(108)	(409)	(855)	838

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(252)	(56)	(8)	(220)	286
Income tax relating to defined benefit plans	221	4	12	276	11
Subtotal defined benefit plans, net of tax	(31)	(52)	4	56	296
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	376	(289)	(23)	517	(315)
Income tax relating to own credit on financial liabilities designated at fair value	(8)	2	0	(8)	(2)
Subtotal own credit on financial liabilities designated at fair value, net of tax	368	(288)	(23)	509	(317)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	336	(340)	(19)	565	(20)

Total other comprehensive income	892	(448)	(428)	(290)	818
Total comprehensive income attributable to shareholders	1,588	805	(2,844)	4,607	1,787

UBS Group AG interim consolidated financial information (unaudited)

Statement of comprehensive income (continued)
	For the quarter ended			For the year ended
USD million	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	3	27	7	77

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	1	1	171	(1)	250
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	1	1	171	(1)	250
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1	1	171	(1)	250
Total comprehensive income attributable to non-controlling interests	2	4	199	5	326

Total comprehensive income
Net profit / (loss)	697	1,256	(2,389)	4,904	1,046
Other comprehensive income	893	(447)	(256)	(292)	1,068
of which: other comprehensive income that may be reclassified to the income statement	556	(108)	(409)	(855)	838
of which: other comprehensive income that will not be reclassified to the income statement	337	(339)	153	563	229
Total comprehensive income	1,590	809	(2,646)	4,612	2,113

Balance sheet
USD million	31.12.18	30.9.18	31.12.17

Assets
Cash and balances at central banks	108,370	94,393	90,045
Loans and advances to banks	16,868	15,631	14,094
Receivables from securities financing transactions	95,349	83,508	91,951
Cash collateral receivables on derivative instruments	23,602	21,821	24,040
Loans and advances to customers	320,352	324,173	326,746
Other financial assets measured at amortized cost	22,563	21,015	37,815
Total financial assets measured at amortized cost	587,104	560,540	584,691
Financial assets at fair value held for trading	104,370	123,140	129,407
of which: assets pledged as collateral that may be sold or repledged by counterparties	32,121	37,723	36,277
Derivative financial instruments	126,210	116,417	121,285
Brokerage receivables	16,840	20,620
Financial assets at fair value not held for trading	82,690	88,853	60,457
Total financial assets measured at fair value through profit or loss	330,110	349,029	311,148
Financial assets measured at fair value through other comprehensive income	6,667	6,744	8,889
Investments in associates	1,099	1,000	1,045
Property, equipment and software	9,348	9,214	9,057
Goodwill and intangible assets	6,647	6,436	6,563
Deferred tax assets	10,105	9,818	10,056
Other non-financial assets	7,410	7,410	7,830
Total assets	958,489	950,192	939,279

Liabilities
Amounts due to banks	10,962	10,301	7,728
Payables from securities financing transactions	10,296	11,022	17,485
Cash collateral payables on derivative instruments	28,906	28,160	31,029
Customer deposits	419,838	408,924	419,577
Debt issued measured at amortized cost	132,271	136,537	143,160
Other financial liabilities measured at amortized cost	6,885	6,451	37,276
Total financial liabilities measured at amortized cost	609,158	601,395	656,255
Financial liabilities at fair value held for trading	28,943	32,639	31,251
Derivative financial instruments	125,723	115,711	119,137
Brokerage payables designated at fair value	38,420	38,995
Debt issued designated at fair value	57,031	62,803	50,782
Other financial liabilities designated at fair value	33,594	35,262	16,643
Total financial liabilities measured at fair value through profit or loss	283,711	285,409	217,813
Provisions	3,112	3,019	3,214
Other non-financial liabilities	9,022	8,237	9,443
Total liabilities	905,004	898,060	886,725

Equity
Equity attributable to shareholders	53,309	52,094	52,495
Equity attributable to non-controlling interests	176	39	59
Total equity	53,485	52,132	52,554
Total liabilities and equity	958,489	950,192	939,279

UBS Group AG interim consolidated financial information (unaudited)

Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or for the year ended
	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	696	1,253	(2,417)	4,897	969

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	696	1,253	(2,417)	4,897	969
Less: (profit) / loss on own equity derivative contracts	0	0	0	(2)	0
Net profit / (loss) attributable to shareholders for diluted EPS	696	1,253	(2,417)	4,895	969

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,712,860,295	3,729,382,991	3,719,192,967	3,730,297,877	3,716,174,261
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	107,685,855	107,610,429	13[2]	111,271,269	120,540,272
Weighted average shares outstanding for diluted EPS	3,820,546,150	3,836,993,420	3,719,192,980	3,841,569,146	3,836,714,533

Earnings per share (USD)
Basic	0.19	0.34	(0.65)	1.31	0.26
Diluted	0.18	0.33	(0.65)	1.27	0.25

Shares outstanding
Shares issued	3,855,634,749	3,855,121,120	3,853,096,603
Treasury shares	166,467,802	128,747,979	132,301,550
Shares outstanding	3,689,166,947	3,726,373,141	3,720,795,053

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Potentially dilutive instruments
Employee share-based compensation awards	3,605,198	2,690,180	155,972,370[2]	3,605,198	24,124,341
Other equity derivative contracts	15,501,021	13,427,788	9,191,987	11,912,450	9,122,496
Total	19,106,219	16,117,968	165,164,357	15,517,648	33,246,837

2 Due to the net loss in the fourth quarter of 2017, a weighted average of 127,252,442 potential shares from unvested notional share awards and options outstanding were not included in the calculation of diluted EPS as they were anti-dilutive for the quarter ended 31 December 2017. Such shares are only taken into account for the diluted EPS calculation when their conversion to ordinary shares would decrease earnings per share or increase loss per share, in accordance with IAS 33, Earnings per Share.

Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

USD million	31.12.18	30.9.18	31.12.17
Provisions recognized under IAS 37	2,996	2,903	3,180
Provisions for off-balance sheet financial instruments[1]	79	80	34
Provisions for other credit lines[1]	37	37	0
Total provisions	3,112	3,019	3,214

1 Provisions recognized in 2018 relate to exposures in the scope of the expected credit loss requirements of IFRS 9. 2017 provisions for off-balance sheet financial instruments relate to loss provisions recognized under IAS 37.

The following table presents additional information for provisions recognized under IAS 37.

USD million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Real estate	Employee benefits[5]	Other	Total
Balance as of 31 December 2017	44	2,508	331	137	70	91	3,180
Balance as of 30 September 2018	43	2,356	220	126	66	92	2,903
Additions from acquired companies	0	0	0	2	0	0	2
Increase in provisions recognized in the income statement	11	166	64	3	6	8	258
Release of provisions recognized in the income statement	(2)	(14)	(12)	0	(2)	(9)	(40)
Provisions used in conformity with designated purpose	(7)	(57)	(46)	(1)	0	(12)	(123)
Capitalized reinstatement costs	0	0	0	2	0	0	2
Foreign currency translation / unwind of discount	1	(5)	(1)	0	(1)	0	(6)
Balance as of 31 December 2018	46	2,445	224[3]	131[4]	70	78	2,996

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of USD 50 million as of 31 December 2018 (30 September 2018: USD 48 million; 31 December 2017: USD 85 million) and provisions for onerous lease contracts of USD 170 million as of 31 December 2018 (30 September 2018: USD 167 million; 31 December 2017: USD 241 million).    4 Consists of reinstatement costs for leasehold improvements of USD 89 million as of 31 December 2018 (30 September 2018: USD 86 million; 31 December 2017: USD 95 million) and provisions for onerous lease contracts of USD 42 million as of 31 December 2018 (31 September 2018: USD 39 million; 31 December 2017: USD 42 million).    5 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in part b). There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this disclosure may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter, because, for example, the developments provide evidence of conditions that existed at the end of the reporting period, are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in part a) above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this disclosure, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2017	569	81	1	354	246	0	1,256	2,508
Balance as of 30 September 2018	551	76	0	277	249	0	1,202	2,356
Increase in provisions recognized in the income statement	158	0	0	4	0	0	4	166
Release of provisions recognized in the income statement	(14)	0	0	0	0	0	0	(14)
Provisions used in conformity with designated purpose	(52)	0	0	(1)	0	0	(4)	(57)
Foreign currency translation / unwind of discount	(2)	0	0	(1)	0	0	(1)	(5)
Balance as of 31 December 2018	640	76	0	279	248	0	1,202	2,445

1 Provisions, if any, for the matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4), the Investment Bank (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory, regarding the laundering of proceeds of tax fraud, and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In March 2017, the investigating judges issued a trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud. The trial on these charges in the court of first instance took place from 8 October 2018 until 15 November 2018. During the trial, the prosecutors and the French State requested penalties and civil monetary damages in connection with the money laundering charges aggregating EUR 5.3 billion. UBS believes that the amounts requested were not supported by the evidence presented or the law, and that there are strong legal defenses to the relevant charges. The court is expected to announce a judgment on 20 February 2019.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 December 2018 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York (SDNY) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. The settlement remains subject to court approval and proceedings to determine how the settlement funds will be distributed to RMBS holders. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved, and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014,  the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District court for the Eastern District of New York (EDNY). The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 residential mortgage backed securities transactions in 2006 and 2007.

Our balance sheet at 31 December 2018 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts aggregating approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed the remaining claims against the UBS entities. The BMIS Trustee appealed.

Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.9 billion, of which claims with aggregate claimed damages of USD 1.9 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification,  the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI), the SEC and the Financial Industry Regulatory Authority (FINRA) in relation to their examinations of UBS’s operations. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 31 December 2018 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013 numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange and precious metals matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has entered into a settlement agreement that would resolve US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures. The settlement agreement, which has been approved by the court, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint.

In 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint.

Putative class actions were also filed against UBS and other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits asserted claims under the antitrust laws and the Commodity Exchange Act (CEA), and other claims. In July 2018, the court in New York granted UBS’s motions to dismiss amended complaints in the putative class actions relating to gold and silver. In 2017, the court granted UBS’s motion to dismiss the platinum and palladium action. Plaintiffs in the platinum and palladium action subsequently filed an amended complaint that did not allege claims against UBS.

Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the UK Financial Services Authority (FSA), the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission (EC) and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. In December 2018 UBS entered into a settlement agreement with the New York and other state attorneys general under which it will pay USD 68 million to resolve claims by the attorneys general related to LIBOR. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of U.S. residents who, from 1 February 2014 through the present, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust and unjust enrichment claims.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiff’s federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiff’s antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR lawsuit dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions have filed amended complaints following the dismissals, which UBS and other defendants have moved to dismiss. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action moved in January 2019 to file an amended complaint seeking to re-name UBS and certain other banks as defendants. UBS and other defendants also moved to dismiss the GBP LIBOR action in December 2016, but that motion was denied as to UBS in December 2018. UBS is moving for reconsideration of that decision in January 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the SDNY alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending.

Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2018 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2018 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. The SFC has previously indicated that it intended to take enforcement action against UBS and certain employees in relation to certain of these offerings. In March 2018, the SFC issued a decision notice in relation to one of the offerings under investigation. The notice provides for a fine of HKD 119 million and a suspension of UBS Securities Hong Kong Limited’s ability to act as a sponsor for Hong Kong-listed initial public offerings for 18 months. UBS has appealed the decision.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Information for UBS AG consolidated does not differ materially from UBS Group AG on a consolidated basis.

Comparison UBS Group AG consolidated versus UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   UBS Group AG consolidated equity was USD 0.7 billion higher compared to the equity of UBS AG consolidated as of 31 December 2018, mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. UBS Group AG is also the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted, largely offset by the treasury shares held to hedge the related share delivery obligation and those acquired as part of our share repurchase program. These effects were partly offset by additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was USD 3.9 billion lower than going concern capital of UBS Group AG consolidated as of 31 December 2018, reflecting lower additional tier 1 (AT1) capital of USD 4.4 billion partly offset by higher common equity tier 1 (CET1) capital of USD 0.5 billion.

–   CET1 capital of UBS AG consolidated was USD 0.5 billion higher than that of UBS Group AG consolidated as of 31 December 2018. The main drivers are differences in equity, in deductions for compensation-related regulatory capital components and in dividend accruals.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.4 billion lower than that of UBS Group AG consolidated as of 31 December 2018, reflecting Deferred Contingent Capital Plan awards and AT1 capital notes. These AT1 capital notes were issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

UBS Group AG interim consolidated financial information (unaudited)

Comparison UBS Group AG consolidated versus UBS AG consolidated
	As of or for the quarter ended 31.12.18
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	6,972	7,083	(111)
Operating expenses	6,110	6,285	(176)
Operating profit / (loss) before tax	862	798	65
of which: Global Wealth Management	793	782	11
of which: Personal & Corporate Banking	715	716	(1)
of which: Asset Management	114	113	1
of which: Investment Bank	(47)	(48)	1
of which: Corporate Center	(713)	(765)	53
of which: Services	(488)	(530)	42
of which: Group ALM	(131)	(142)	11
of which: Non-core and Legacy Portfolio	(94)	(94)	0
Net profit / (loss)	697	655	42
of which: net profit / (loss) attributable to shareholders	696	654	42
of which: net profit / (loss) attributable to preferred noteholders
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	893	895	(2)
of which: attributable to shareholders	892	894	(2)
of which: attributable to preferred noteholders
of which: attributable to non-controlling interests	1	1	0
Total comprehensive income	1,590	1,549	41
of which: attributable to shareholders	1,588	1,548	41
of which: attributable to preferred noteholders
of which: attributable to non-controlling interests	2	2	0

Balance sheet
Total assets	958,489	958,055	434
Total liabilities	905,004	905,242	(238)
Total equity	53,485	52,814	671
of which: equity attributable to shareholders	53,309	52,638	671
of which: equity attributable to non-controlling interests	176	176	0

Capital information
Common equity tier 1 capital	34,501	34,990	(488)
Going concern capital	46,661	42,795	3,866
Risk-weighted assets	263,747	262,840	907
Common equity tier 1 capital ratio (%)	13.1	13.3	(0.2)
Going concern capital ratio (%)	17.7	16.3	1.4
Total loss-absorbing capacity ratio (%)	31.9	31.4	0.5
Leverage ratio denominator	904,598	904,458	140
Common equity tier 1 leverage ratio (%)	3.81	3.87	(0.05)
Going concern leverage ratio (%)	5.2	4.7	0.4
Total loss-absorbing capacity leverage ratio (%)	9.3	9.1	0.2

As of or for the quarter ended 30.9.18			As of or for the quarter ended 31.12.17
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,428	7,526	(98)	7,207	7,329	(122)
5,724	5,960	(236)	6,362	6,587	(225)
1,704	1,566	138	845	743	102
950	941	9	791	788	3
421	422	(1)	398	398	0
123	123	0	239	239	0
483	473	11	46	47	(1)
(273)	(392)	119	(629)	(729)	101
(119)	(218)	99	(158)	(255)	98
(128)	(148)	20	(230)	(233)	3
(25)	(25)	0	(241)	(241)	0
1,256	1,145	111	(2,389)	(2,466)	77
1,253	1,142	111	(2,417)	(2,493)	77
				27	(27)
3	3	0	27	0	27

(447)	(445)	(2)	(256)	(255)	(2)
(448)	(446)	(2)	(428)	(426)	(2)
				170	(170)
1	1	0	171	2	170
809	700	109	(2,646)	(2,720)	75
805	696	109	(2,844)	(2,919)	75
				197	(197)
4	4	0	199	2	197

950,192	950,824	(632)	939,279	940,020	(741)
898,060	899,696	(1,636)	886,725	887,974	(1,249)
52,132	51,128	1,004	52,554	52,046	508
52,094	51,089	1,005	52,495	51,987	508
39	39	0	59	59	0

34,816	35,046	(230)	33,516	34,100	(584)
45,972	42,219	3,753	42,995	37,861	5,134
257,041	256,206	835	243,636	242,725	911
13.5	13.7	(0.2)	13.8	14.0	(0.2)
17.9	16.5	1.4	17.6	15.6	2.0
31.8	31.3	0.5	33.0	31.4	1.6
915,066	915,977	(911)	909,032	910,133	(1,101)
3.80	3.83	(0.03)	3.69	3.75	(0.06)
5.0	4.6	0.4	4.7	4.2	0.5
8.9	8.8	0.1	8.8	8.4	0.4

UBS Group AG interim consolidated financial information (unaudited)

UBS AG (consolidated) key figures
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17

Results
Operating income	7,083	7,526	7,329	30,642	30,044
Operating expenses	6,285	5,960	6,587	24,802	24,969
Operating profit / (loss) before tax	798	1,566	743	5,840	5,076
Net profit / (loss) attributable to shareholders	654	1,142	(2,493)	4,488	758

Key performance indicators[1]
Profitability and growth
Return on tangible equity (%)	5.9	10.4	(21.1)	10.1	1.8
Cost / income ratio (%)	88.1	79.1	88.8	80.6	82.7
Net profit growth (%)		21.8		492.3	(77.4)
Resources
Common equity tier 1 capital ratio (%)[2]	13.3	13.7	14.0	13.3	14.0
Common equity tier 1 leverage ratio (%)[2]	3.87	3.83	3.75	3.87	3.75
Going concern leverage ratio (%)[2]	4.7	4.6	4.2	4.7	4.2

Additional information
Profitability
Return on equity (%)	5.0	9.0	(18.7)	8.7	1.4
Return on risk-weighted assets, gross (%)[3]	11.0	11.8	12.2	12.0	12.8
Return on leverage ratio denominator, gross (%)[3]	3.1	3.3	3.3	3.4	3.4
Resources
Total assets	958,055	950,824	940,020	958,055	940,020
Equity attributable to shareholders	52,638	51,089	51,987	52,638	51,987
Common equity tier 1 capital[2]	34,990	35,046	34,100	34,990	34,100
Risk-weighted assets[2]	262,840	256,206	242,725	262,840	242,725
Going concern capital ratio (%)[2]	16.3	16.5	15.6	16.3	15.6
Total loss-absorbing capacity ratio (%)[2]	31.4	31.3	31.4	31.4	31.4
Leverage ratio denominator[2]	904,458	915,977	910,133	904,458	910,133
Total loss-absorbing capacity leverage ratio (%)[2]	9.1	8.8	8.4	9.1	8.4
Other
Invested assets (USD billion)[4]	3,101	3,330	3,262	3,101	3,262
Personnel (full-time equivalents)[5]	47,643	47,091	46,009	47,643	46,009

1 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    4 Includes invested assets for Personal & Corporate Banking.    5 As of 31 December 2018, the breakdown of personnel by business division and Corporate Center unit was: Global Wealth Management: 23,554; Personal & Corporate Banking: 5,100; Asset Management: 2,273; Investment Bank: 4,928; Corporate Center – Services: 11,576; Corporate Center – Group ALM: 169; Corporate Center – Non-core and Legacy Portfolio: 44.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar.

	Spot rate			Average rate[1]
	As of			For the quarter ended			For the year ended
	31.12.18	30.9.18	31.12.17	31.12.18	30.9.18	31.12.17	31.12.18	31.12.17
1 CHF	1.02	1.02	1.03	1.00	1.02	1.02	1.02	1.02
1 EUR	1.15	1.16	1.20	1.14	1.16	1.19	1.18	1.14
1 GBP	1.28	1.30	1.35	1.28	1.30	1.34	1.33	1.30
100 JPY	0.91	0.88	0.89	0.89	0.89	0.89	0.91	0.89

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AoA                Articles of Association of UBS Group AG

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-backed security

COP                close-out period

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECAI                external credit assessment institution

ECB                 European Central Bank

ECL                  expected credit losses

EEPE                effective expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                US Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

FMIO               FINMA Ordinance on Financial Market Infrastructure

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

Abbreviations frequently used in our financial reports (continued)

H

HQLA              high-quality liquid assets

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  Limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCA                own credit adjustment

OCI                 other comprehensive income

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 ratings-based approach

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RniV                risks-not-in-VaR

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SESTA             Swiss Federal Act on Stock Exchanges and Securities Trading

SESTO             FINMA Ordinance on Stock Exchanges and Securities Trading

SFA                  supervisory formula approach

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SSFA                simplified supervisory formula approach

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, corporate responsibility and our compensation framework, including information on compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): This booklet contains key information on our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of such withdrawal; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  January 22, 2019